                                     [LOGO]

                                3,650,000 SHARES
                                  COMMON STOCK

    Net Perceptions, Inc. is offering 3,650,000 shares. Prior to this offering, there has been no public market for our stock. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "NETP."

                            ------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                             ---------------------

                                                                                PER SHARE        TOTAL
                                                                                ---------------  ---------------
Public Offering Price.........................................................  $14.00           $51,100,000
Underwriting Discounts and Commissions........................................  $ 0.98           $ 3,577,000
Proceeds to Net Perceptions...................................................  $13.02           $47,523,000

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    Net Perceptions, Inc. has granted the underwriters the right to purchase up to an additional 547,500 shares of common stock to cover over-allotments. BancBoston Robertson Stephens expects to deliver the shares of common stock to purchasers on April 28, 1999.

                            ------------------------

BANCBOSTON ROBERTSON STEPHENS

                HAMBRECHT & QUIST

                                 U.S. BANCORP PIPER JAFFRAY

             THE UNDERSIGNED IS FACILITATING INTERNET DISTRIBUTION

                            WIT CAPITAL CORPORATION

                                as E-MANAGER-TM-

                 THE DATE OF THIS PROSPECTUS IS APRIL 22, 1999

The Net Perceptions logo and "NET PERCEPTIONS" are centered over the graphic. Underneath are five parts to the graphic with arrows connecting them. The first part is a photo of a woman in front of a computer, pointing at the monitor. Under the photo appears the caption "1 Customer visits a retailer's electronic commerce web site that utilizes Net Perceptions for E-commerce software." An arrow leads down to the second part. The second part consists of the title "Client's Web Site" centered over a computer screen with the word "Welcome!" appearing on the computer screen. Under the computer screen appears the caption "2 The customer browses the retailer's web site." An arrow leads up to the third part. The third part consists of the title "Net Perceptions for E-commerce" centered over an oval with the words "Net Perceptions Recommendation Engine" contained within the oval and a hexagon with the words "Customer Preference Database" contained within the hexagon. The oval and hexagon are superimposed over a picture of a computer keyboard. Below the oval appears the caption "3 The web site solicits customer preference information and tracks the customer's browsing behaviors and purchases." Adjacent to this caption below the hexagon is the caption "4 The recommendation engine predicts other products likely to to be appealing to the customer." Below these captions, an arrow leads to a picture of three computer screens superimposed on each other with the top screen containing the words "Recommended Merchandise" and the letters "A", "B" and "C". An arrow leads across to a picture of a computer screen containing the letter "C" and the word "Buy". Directly below this computer screen is the caption "5 The web site recommends products likely to be appealing to the customer."

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. INFORMATION CONTAINED ON NET PERCEPTIONS' WEB SITE IS NOT PART OF THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK. IN THIS PROSPECTUS, "NET PERCEPTIONS," "WE," "US" AND "OUR" REFER TO NET PERCEPTIONS, INC.

    UNTIL MAY 17, 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
Prospectus Summary.........................................................................................           4
Risk Factors...............................................................................................           7
Forward-looking Statements May Prove Inaccurate............................................................          18
Use of Proceeds............................................................................................          19
Dividend Policy............................................................................................          19
Capitalization.............................................................................................          20
Dilution...................................................................................................          21
Selected Financial Data....................................................................................          22
Management's Discussion and Analysis of Financial Condition and Results of Operations......................          23
Business...................................................................................................          32
Management.................................................................................................          48
Certain Transactions.......................................................................................          56
Principal Stockholders.....................................................................................          57
Description of Capital Stock...............................................................................          59
Shares Eligible for Future Sale............................................................................          62
Underwriting...............................................................................................          64
Legal Matters..............................................................................................          66
Experts....................................................................................................          66
Additional Information.....................................................................................          66
Index to Financial Statements..............................................................................         F-1

    We have the following registered trademarks:
GroupLens-Registered Trademark-. We also have the following unregistered trademarks: Net Perceptions and the Net Perceptions logo. This prospectus also includes trademarks of other companies.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THIS SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND OUR FINANCIAL STATEMENTS AND NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. NET PERCEPTIONS' ACTUAL RESULTS COULD DIFFER SIGNIFICANTLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS (A) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED, (B) ASSUMES THE CONVERSION OF ALL OUTSTANDING PRINCIPAL AND ACCRUED INTEREST ON A $4.0 MILLION CONVERTIBLE PROMISSORY NOTE INTO COMMON STOCK UPON THE CLOSING OF THIS OFFERING, (C) REFLECTS THE 2-FOR-1 SPLIT OF ALL OUTSTANDING CAPITAL STOCK EFFECTED ON APRIL 20, 1999, AND (D) EXCEPT IN THE FINANCIAL STATEMENTS, REFLECTS THE CONVERSION OF ALL OUTSTANDING PREFERRED STOCK INTO COMMON STOCK UPON THE CLOSING OF THIS OFFERING.

                                NET PERCEPTIONS

    Net Perceptions is a leading provider of marketing solutions that enable Internet retailers to market to customers on a personalized, one-to-one basis in real time. By "real-time" we mean delivering responses to requests for information in typically less than one second. With our software solutions, a retailer learns from each customer interaction and, based on the information received, adjusts marketing messages and product offerings to that customer in real time. Net Perceptions defines its product offerings as real-time relationship marketing solutions. We believe that retailers that implement our solutions can attract more customers, generate more products per order and increase customer loyalty. To date, we have focused on providing solutions to electronic commerce retailers. Our customers currently include Barnesandnoble.com, CDnow, Egghead.com, Preview Travel, Ticketmaster Online and Value America.

    With the size and growth of electronic commerce, the opportunity for one-to-one marketing on the Internet is potentially large. International Data Corporation estimates that the amount of Internet commerce worldwide will increase from $32 billion in 1998 to over $400 billion in 2002. Electronic commerce retailers must find ways to compete more effectively and distinguish themselves in this rapidly-growing market. As a result, these retailers are beginning to personalize the online shopping experiences of their customers. A Jupiter Communications survey conducted in June 1998 reported that 40% of online retailers used some form of personalization and 93% of the remaining online retailers planned to implement the practice in the next 12 months.

    Our products enable effective real-time relationship marketing by analyzing past and current customer behavior, including purchase history, stated preferences, demographic information and Internet browsing behavior. Based on this analysis, our products use proprietary collaborative filtering technology to anticipate other merchandise or information a customer is likely to be interested in purchasing or viewing. Our product suite consists of:

    - NET PERCEPTIONS FOR E-COMMERCE, which is a leading real-time relationship marketing solution for electronic commerce retailers;

    - NET PERCEPTIONS FOR CALL CENTERS, which is designed to provide call center operators with caller-specific recommendations to deliver during customer interactions. A call center is a department within an organization in which operators make and receive telephone calls related to customer orders and inquiries; and

    - NET PERCEPTIONS RECOMMENDATION ENGINE, which is a general-purpose relationship marketing platform that can be used to leverage data across multiple customer points of contact.

    We design each of our products to provide high recommendation accuracy while reliably meeting the real-time and volume requirements of large retailers. In addition, we base our solutions on a distributed architecture that is flexible enough to integrate with our customers' new or existing marketing implementations, including web site and call center software.

    We also provide our customers with a comprehensive array of services, including training and consulting services, software updates, documentation updates, telephone support and web-based support. We market our products and services through our direct sales organization and through indirect distribution channels, including resellers, systems integrators and original equipment manufacturers.

    Our objective is to extend our leadership position in providing real-time marketing solutions to Internet and traditional retailers. To achieve this objective, we intend to:

    - Maintain and extend our technological leadership in real-time relationship marketing solutions through continued investment in the development of our proprietary recommendation engine;

    - Leverage this technology investment into additional online and traditional markets;

    - Continuously increase the value of our solutions to customers by offering additional and improved professional services;

    - Develop our international presence to address the global adoption of the Internet and to address international demand for real-time relationship marketing solutions; and

    - Expand our indirect distribution channels by recruiting additional resellers, systems integrators and original equipment manufacturers.

    Net Perceptions was incorporated in Delaware on July 3, 1996. Our principal sales, marketing, research and development and administrative facility is in Minneapolis, and we lease sales and support offices in San Francisco and New York. Our telephone number is (612) 903-9424.

                                  THE OFFERING

Common stock offered..............  3,650,000 shares

Common stock to be outstanding
  after this offering.............  21,242,919 shares(1)

Over-allotment option.............  547,500 shares

Use of proceeds...................  For working capital and general corporate purposes.

Dividend policy...................  We do not intend to pay dividends on our common stock.
                                    We plan to retain any earnings for use in the operation
                                    of our business and to fund future operations.

Nasdaq National Market symbol.....  NETP

---------

(1) Based on 17,302,008 shares outstanding as of December 31, 1998. Also includes 290,911 shares of common stock issuable upon conversion of a convertible promissory note upon the closing of this offering at a conversion price of $14.00 per share. This number does not include (A) 1,416,564 shares of common stock subject to outstanding options under our 1996 Stock Plan as of December 31, 1998, and (B) 11,982 shares of common stock issuable upon exercise of an outstanding warrant. Subsequent to December 31, 1998, we granted options to purchase an additional 897,936 shares of common stock. See "Capitalization," "Management--1999 Equity Incentive Plan," "--Employee Stock Purchase Plan," "--1999 Non-Employee Director Option Plan" and Note 7 of Notes to Financial Statements.

                             SUMMARY FINANCIAL DATA
                  (table in thousands, except per share data)

                                                            PERIOD FROM          YEAR ENDED
                                                           JULY 3, 1996         DECEMBER 31,
                                                          (INCEPTION) TO     ------------------
                                                         DECEMBER 31, 1996    1997       1998
                                                         -----------------   -------    -------
STATEMENT OF OPERATIONS DATA:
Total revenues.........................................       $     4        $   317    $ 4,477
Gross margin...........................................             2            273      4,052
Operating expenses.....................................         1,042          5,020      9,084
Loss from operations...................................        (1,040)        (4,747)    (5,032)
Net loss...............................................        (1,027)        (4,722)    (4,968)
Basic and diluted net loss per share...................       $ (3.40)       $ (3.01)   $ (1.40)
                                                              -------        -------    -------
                                                              -------        -------    -------
Shares used in computing basic and diluted net loss per
  share................................................           302          1,569      3,546
                                                              -------        -------    -------
                                                              -------        -------    -------
Pro forma basic and diluted net loss per share.........                                 $ (0.35)
                                                                                        -------
                                                                                        -------
Shares used in computing pro forma basic and diluted
  net loss per share...................................                                  14,113
                                                                                        -------
                                                                                        -------

                                                                                               AS OF DECEMBER 31,
                                                                                                      1998
                                                                                             ----------------------
                                                                                              ACTUAL    AS ADJUSTED
                                                                                             ---------  -----------
BALANCE SHEET DATA:
Cash and cash equivalents..................................................................  $     972   $  51,245
Working capital............................................................................        468      50,741
Total assets...............................................................................      5,637      55,910
Long-term liabilities, net of current portion..............................................        538         538
Redeemable convertible preferred stock.....................................................        650          --
Total stockholders' equity.................................................................        421      51,344

    See Note 2 of Notes to Financial Statements for an explanation of the methods used to determine the number of shares used in computing net loss per share data.

    The numbers displayed in the "As Adjusted" column are adjusted to reflect the conversion of preferred stock into 10,668,700 shares of common stock, the issuance of a convertible promissory note in the amount of $4,000,000 subsequent to December 31, 1998, the issuance of 290,911 shares of common stock upon conversion of the convertible promissory note upon the closing of this offering at a conversion price of $14.00 per share, and the sale of 3,650,000 shares of common stock in this offering at an initial public offering price of $14.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE INVESTING IN OUR COMMON STOCK.

NET PERCEPTIONS IS AN EARLY-STAGE COMPANY AND WE EXPECT TO ENCOUNTER RISKS AND
  DIFFICULTIES FREQUENTLY ENCOUNTERED BY EARLY-STAGE COMPANIES IN NEW AND RAPIDLY EVOLVING MARKETS.

    Net Perceptions was founded in July 1996. We began shipping product in the first quarter of 1997. The market for our products is unproven. Our limited operating history makes an evaluation of our future prospects very difficult. We will encounter risks and difficulties frequently encountered by early-stage companies in new and rapidly evolving markets. We may not successfully address any of these risks. If we do not successfully address these risks, our business, financial condition and results of operations would be seriously harmed.

OUR QUARTERLY OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT. IF WE
  FAIL TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECREASE SIGNIFICANTLY.

    Our quarterly operating results have varied in the past and may vary significantly in the future. Because our operating results are volatile and difficult to predict, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. It is likely that in some future quarter or quarters our operating results will be below the expectations of public market analysts and investors. In such event, the market price of our common stock may decrease significantly.

    We cannot predict our future quarterly revenues with any degree of certainty for several reasons, including:

    - Product revenues in any quarter are substantially dependent on orders booked and shipped in that quarter, because we operate with very little order backlog;

    - The market in which we compete is relatively new and rapidly evolving;

    - We expect that, for the foreseeable future, revenues will come from licenses to a small number of customers, so delays or cancellations of orders by a few customers can significantly impact revenues within a quarter;

    - Our sales cycle varies substantially from customer to customer; and

    - The timing of large orders can significantly affect revenues within a quarter.

    Historically, we have recognized a substantial portion of our revenues in the last month of a quarter, with these revenues frequently concentrated in the last two weeks of the quarter. Accordingly, we cannot predict our financial results for any quarter until very late in the quarter. A delay in an anticipated sale near the end of a quarter can seriously harm our operating results for that quarter.

    Our expense levels are relatively fixed in the short term and are based, in part, on our expectations as to our future revenues. As a result, any delay in generating or recognizing revenues could cause significant variations in our operating results from quarter to quarter and could result in increased operating losses.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR LOSSES IN THE FUTURE.

    We had net losses of $4.7 million in 1997 and $5.0 million in 1998. As of December 31, 1998, we had an accumulated deficit of $10.7 million. We have not had a profitable quarter and do not expect to have a profitable quarter in 1999 or 2000. We expect that our losses will continue to increase in 1999. We expect to continue to incur significant sales and marketing, research and development and general and administrative expenses. As a result, we will need to generate significant quarterly revenues to achieve profitability. We may never achieve profitability. Although our revenues have grown in recent quarters, we do not believe that we can sustain these growth rates, or that such growth rates are indicative of future revenue growth rates. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE DEPEND ON OUR NET PERCEPTIONS FOR E-COMMERCE PRODUCT. A DECLINE IN THE PRICE
  OF, OR DEMAND FOR, OR MARKET ACCEPTANCE OF NET PERCEPTIONS FOR E-COMMERCE WOULD SERIOUSLY HARM OUR BUSINESS.

    We currently derive a substantial portion of our revenues from our Net Perceptions for E-commerce product. We anticipate that Net Perceptions for E-commerce will continue to account for a substantial portion of our revenues for the foreseeable future. Consequently, a decline in the price of or demand for Net Perceptions for E-commerce, or its failure to achieve broad market acceptance, would seriously harm our business, financial condition and results of operations.

WE FACE INTENSE COMPETITION AND IF WE ARE UNABLE TO COMPETE SUCCESSFULLY OUR
  BUSINESS WILL BE SERIOUSLY HARMED.

    The market for our products is intensely competitive, evolving and subject to rapid technological change. We expect the intensity of competition to increase in the future. Competitors vary in size and in the scope and breadth of the products and services offered. In the license of electronic commerce products, we primarily encounter competition from the LikeMinds division of Andromedia, the Aptex division of HNC Software and Personify. Microsoft Corporation recently acquired FireFly Network Inc., a company with collaborative filtering technology and, as a result, we expect that we will encounter competition from Microsoft in the future. We expect that if we are successful in our strategy to leverage our technology into new vertical markets, we will encounter many additional, market-specific competitors. In addition, because there are relatively low barriers to entry in the software market, we expect additional competition from other established and emerging companies as the Internet software market continues to develop and expand.

    Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we have. In addition, many of our competitors have well-established relationships with current and potential customers of ours, have extensive knowledge of our industry and are capable of offering a single-vendor solution. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than we can. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of software industry consolidations.

    Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our business, financial condition and results of operations. We may not be able to compete successfully against current and future competitors.

OUR PRODUCTS HAVE A LENGTHY SALES CYCLE. AS A RESULT, IT IS DIFFICULT TO PREDICT
  THE QUARTER IN WHICH A SALE MAY OCCUR.

    We are one of the first companies to market real-time relationship marketing software. As a result, we must educate potential customers on the use and benefits of our products. In addition, we believe that the purchase of our products is relatively discretionary and involves a significant commitment of capital and other resources by a customer. As a result, it usually takes our sales organization several months to finalize a sale. This makes it difficult to predict the quarter in which a sale may occur.

WE HAVE A LENGTHY IMPLEMENTATION CYCLE. IN ADDITION, ONLY A SMALL NUMBER OF OUR
  CUSTOMERS HAVE A DEPLOYED AND OPERATING APPLICATION UTILIZING OUR PRODUCTS. AS A RESULT, WE CANNOT BE CERTAIN THAT OUR PRODUCTS WILL PERFORM AND BE RECEIVED AS WE EXPECT.

    The implementation, including application design and deployment, of our products requires a significant commitment of resources by our customers. The time required for implementation of Net Perceptions for E-commerce has varied depending on the customer's application of the product. Additionally, implementation often does not begin until a customer otherwise undertakes to update its web site, which generally occurs only once or twice per year. We anticipate that implementation of our Net Perceptions for Call Centers product may take longer than Net Perceptions for E-commerce due to more extensive integration requirements.

    We have currently licensed our products to more than 70 customers. However, only a small number of these customers have a deployed and operating application utilizing our products. Because most of our customers have not yet fully implemented and deployed our products, we cannot be certain that our products will:

    - Perform as designed;

    - Deliver the desired level of economic benefit to our customers;

    - Meet the other expectations and needs of our customers;

    - Achieve any significant degree of market acceptance; or

    - Perform to the level necessary to generate good customer references and repeat customers.

    If implementation services constitute a significant part of a product sales transaction, we recognize a substantial portion of our revenues from such sales transaction upon the delivery of these services. As a result, delays in service delivery could cause significant reduction in our license revenues and operating results for any particular period. The occurrence of any of these events could seriously harm our business, financial condition and results of operations.

WE NEED TO SUBSTANTIALLY EXPAND OUR DIRECT SALES OPERATIONS IF WE ARE TO
  INCREASE MARKET AWARENESS AND SALES OF OUR PRODUCTS AND SERVICES. IF WE FAIL TO DO SO, OUR BUSINESS WILL BE SERIOUSLY HARMED.

    We need to substantially expand our direct sales operations if we are to increase market awareness and sales of our products and services. If we fail to increase our direct sales capabilities as we have planned, our business, financial condition and results of operations would be seriously harmed. Our products and services require a sophisticated sales effort targeted at senior management of our prospective customers. We have recently expanded our direct sales force and plan to hire additional sales personnel. As of February 28, 1999, our direct sales organization consisted of 25 employees. Competition for qualified sales personnel is intense, and we might not be able to hire the kind and number of sales personnel we are targeting. New hires will require extensive training and typically take several months to achieve productivity. We cannot be certain that our recent hires will be as productive as necessary.

WE ARE DEPENDENT ON AND PLAN TO INCREASE THE SIZE OF OUR PROFESSIONAL SERVICES
  ORGANIZATION. IF WE DO NOT ADD MORE CUSTOMER SUPPORT PERSONNEL, OUR BUSINESS WILL BE SERIOUSLY HARMED.

    Customers that license our software typically engage our professional services organization to assist with support, training, consulting and implementation. We believe that growth in our product sales depends on our ability to provide our clients with these services and to educate resellers on how to use our products. From time to time, we receive customer complaints about the timeliness and accuracy of our customer support. We plan to add more customer support personnel in order to address current customer support needs. If we are not successful hiring such personnel, our business, financial condition and results of operations could be seriously harmed. As of February 28, 1999, our professional services organization consisted of 11 employees. We are in a new market and there are a limited number of people who have the skills needed to provide the services that our customers demand. Competition for qualified service personnel is intense. We cannot be certain that we can attract or retain a sufficient number of the highly-qualified service personnel that our business needs.

OUR BUSINESS COULD BE SERIOUSLY IMPACTED BY THE PRIVACY CONCERNS OF ELECTRONIC
  COMMERCE USERS.

    Typically, our Net Perceptions for E-commerce product captures customer preference and profile information each time a customer visits a web site or volunteers information in response to survey questions. Privacy concerns may cause visitors to resist providing the personal data necessary to support this profiling capability. More importantly, even the perception of privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our products. In addition, legislative or regulatory requirements may heighten such concerns if web site users must be notified that the data captured after visiting web sites may be used by marketing entities to unilaterally direct product promotion and advertising to that user. We are not aware of any such legislation or regulatory requirements currently in effect in the United States. Various other countries and political entities, such as the European Economic Community, have adopted such legislation or regulatory requirements. The United States may adopt similar legislation or regulatory requirements. If customer privacy concerns are not adequately addressed or if restrictive legislation is adopted in the United States, our business, financial condition and results of operations could be seriously harmed.

    Our Net Perceptions for E-commerce product can use data captured with "cookies" to track demographic information and user preferences. A "cookie" is a bit of information keyed to a specific server, file pathway or directory location that is stored on a computer user's hard drive, possibly without the user's knowledge, but generally removable by the user. Some countries have imposed laws limiting the use of cookies, and a number of Internet commentators, advocates and governmental bodies in the United States and other countries have urged passage of laws limiting or abolishing the use of cookies. If such laws are passed, our business, financial condition and results of operations could be seriously harmed.

WE RECENTLY ANNOUNCED NET PERCEPTIONS FOR CALL CENTERS, WHICH MAY NOT ACHIEVE
  MARKET ACCEPTANCE.

    We announced the commercial launch of Net Perceptions for Call Centers in November 1998 and made our initial shipments in early 1999. Net Perceptions for Call Centers has not received any degree of market acceptance. There are significant risks inherent in product introductions such as Net Perceptions for Call Centers. This product may not address some or all of the needs of customers and may contain undetected errors or failures. A lack of necessary features or errors or failures in Net Perceptions for Call Centers will likely result in loss or delay of market acceptance for this product. We expect that our future financial performance will depend significantly on the successful sales, implementation and market acceptance of Net Perceptions for Call Centers, which may not occur on a timely basis or at all.

WE ARE DEPENDENT ON POTENTIAL NEW PRODUCTS. IF THESE POTENTIAL NEW PRODUCTS ARE
  NOT LAUNCHED ON A TIMELY BASIS OR DO NOT ACHIEVE MARKET ACCEPTANCE, OUR BUSINESS WILL BE SERIOUSLY HARMED.

    We currently have plans to introduce and market potential new products in 1999. If these potential new products are not launched on a timely basis or do not achieve market acceptance, our business, financial condition and results of operations will be seriously harmed. Our potential new products are:

    - Net Perceptions for Marketing Campaigns, which is being designed to be a tool for producing targeted promotional electronic mail messages; and

    - Net Perceptions for Knowledge Management, which is being designed to apply the real-time relationship management capabilities of our recommendation platform to knowledge management.

    Our potential new products are subject to significant technical risks. We may fail to introduce or deploy such potential new products on a timely basis, or at all. In the past, we have experienced significant delays in the commencement of commercial shipments of our new releases and new products. These delays caused customer frustrations and delay or loss of product revenues. Some of our competitors currently offer products with features and functionality similar to those that may be offered in our potential new products. In the past, we have also experienced delays in purchases of our products by customers anticipating our launch of new releases or new products. Our business, financial condition and results of operations would be seriously harmed if customers defer material orders in anticipation of new releases or new product introductions.

    The software products we offer are complex and may contain undetected errors or failures when first introduced or as new versions are released. We have in the past discovered software errors in our new releases and new products after their introduction. We experienced delays in release or lost revenues during the period required to correct these errors. We may discover errors in new releases or new products after the commencement of commercial shipments, despite testing by our personnel and our current and potential customers. This may result in loss of or delay in market acceptance of our products, which could seriously harm our business, financial condition and results of operations.

WE DEPEND ON THE CONTINUED GROWTH OF OUR CUSTOMER BASE AND THE RETENTION OF OUR
  CUSTOMERS. IF WE FAIL TO GENERATE REPEAT OR EXPANDED BUSINESS FROM OUR CURRENT AND FUTURE CUSTOMERS, OUR BUSINESS WILL BE SERIOUSLY HARMED.

    Our success is dependent on the continued growth of our customer base and the retention of our customers. We currently depend on a limited number of key, high-profile customers. Our ability to attract new customers will depend on a variety of factors, including the accuracy, scalability, reliability and cost-effectiveness of our products and services and our ability to effectively market such products and services. In the past, we have lost potential customers to competitors for various reasons, including lower prices and other incentives not matched by us. Many of our current customers initially purchase a limited license for our products and services for evaluation. If such evaluation is successful, the customer may purchase a license to expand the use of our products in its organization or license additional products and services. If we fail to generate repeat and expanded business from our current and future customers, our business, financial condition and results of operations would be seriously harmed.

IF WE DO NOT RESPOND TO RAPID TECHNOLOGICAL CHANGES, OUR PRODUCTS COULD BECOME
  OBSOLETE AND OUR BUSINESS WILL BE SERIOUSLY HARMED.

    The life cycles of our products are difficult to predict because the markets for our products are characterized by rapid technological change, changing customer needs, frequent new software product introductions, and evolving industry standards.

    The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete and unmarketable. To be successful, we need to develop and introduce new software products and enhancements to existing products on a timely basis that:

    - Keep pace with technological developments and emerging industry standards; and

    - Address the increasingly sophisticated needs of our customers.

    In addition, we may:

    - Fail to develop and market new products and enhancements to existing products that respond to technological changes or evolving industry standards;

    - Experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and enhancements to existing products; and

    - Fail to develop new products and enhancements to existing products that adequately meet the requirements of the marketplace or achieve market acceptance.

In any such event, our business, financial condition and results of operations would be seriously harmed.

WE RELY ON RESELLERS AND NEED TO DEVELOP THIS SALES CHANNEL. IF OUR RESELLER
  CHANNEL DOES NOT PERFORM ADEQUATELY, OUR BUSINESS COULD BE SERIOUSLY HARMED.

    We intend to increase the proportion of our customers licensed through our reseller channels, which include distributors, resellers and systems integrators. Our failure to achieve this could seriously harm our business, financial condition and results of operations. Our agreements with such resellers are generally not exclusive and in many cases may be terminated by either party without cause. Many of these resellers do not have minimum purchase or resale requirements. Many of these resellers carry product lines that are competitive with our product lines. These resellers may not give a high priority to the marketing of our products or may not continue to carry our products. They may give a higher priority to other products, including the products of competitors. We may not retain any of our current resellers or successfully recruit new resellers. Events or occurrences of this nature could seriously harm our business, financial condition and results of operations. In addition, any sales through resellers will have lower gross margins than direct sales.

WE RELY ON ORIGINAL EQUIPMENT MANUFACTURERS AND NEED TO DEVELOP THIS SALES
  CHANNEL. IF OUR ORIGINAL EQUIPMENT MANUFACTURER CHANNEL DOES NOT PERFORM ADEQUATELY, OUR BUSINESS COULD BE SERIOUSLY HARMED.

    We intend to increase sales through original equipment manufacturers. We may fail to implement this strategy, which could seriously harm our business, financial condition and results of operations. We are currently investing, and intend to continue to invest, resources to develop this sales channel. Such investments could seriously harm our operating margins. We depend on our original equipment manufacturers' abilities to develop product enhancements or new products on a timely and cost-effective basis that will meet changing customer needs and respond to emerging industry standards and other technological changes. Our original equipment manufacturers may not effectively meet these technological challenges. These original equipment manufacturers:

    - Are not within our control;

    - May incorporate into their products the technologies of other companies in addition to or in place of our technologies; and

    - Are not obligated to purchase our products.

Our original equipment manufacturers may not continue to carry our products. Our inability to recruit, or our loss of, important original equipment manufacturers could seriously harm our business, financial condition and results of operations. In addition, any sales through original equipment manufacturers will have lower gross margins than direct sales.

WE DEPEND ON INTERNATIONAL SALES AND, THEREFORE, OUR BUSINESS IS SUSCEPTIBLE TO
  NUMEROUS RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

    We recognized 13% of our total revenues in 1998 through licenses and services sold to customers located outside of the United States. We expect international revenues to account for a significant percentage of total revenues in the future, and we believe that we must continue to expand our international sales and marketing activities in order to be successful. To successfully expand international sales, we must:

    - Establish international operations;

    - Hire international personnel; and

    - Recruit additional international resellers.

    This will require significant management attention and financial resources and could seriously harm our operating margins. We have very limited experience in marketing, selling and distributing our products and services internationally. We currently have no employees located outside of the United States and Canada. The acceptance and use of the Internet in international markets are in earlier stages of development than in the United States, particularly with the Internet as a method for conducting commerce. If the Internet or electronic commerce fail to gain sufficient acceptance in international markets or we fail to further expand our international operations in a timely manner, our business, financial condition and results of operations could be seriously harmed. In addition, we may fail to maintain or increase international market demand for our products.

WE DEPEND ON TECHNOLOGY LICENSED FROM OTHER PARTIES. IF WE ARE UNABLE TO
  CONTINUE TO UTILIZE SUCH TECHNOLOGY, OUR BUSINESS WOULD BE SERIOUSLY HARMED.

    We license personalization screening and collaborative filtering technology known as the "GroupLens" technology from the University of Minnesota pursuant to an exclusive, worldwide, license agreement. The exclusive rights granted are subject to non-exclusive rights retained by:

    - AT&T Corporation, for portions of the technology funded by AT&T;

    - The United States government, for government-funded aspects of the technology, but solely for government purposes; and

    - The University of Minnesota, for its own educational and research purposes.

    The license agreement also provides that for the three academic years ending in the spring of 2000, we will pay research fees to the University of Minnesota for exclusive rights to commercial applications that the research may produce related to improvements to the GroupLens technology. If the agreement is terminated prior to the end of the 1999-2000 academic year or if we are unable to renew the agreement, we will no longer have access to the research conducted by the University of Minnesota, which could result in an increased burden on our product development department, as well as a reduction in improvements to our core technology. We may not be able to renew the agreement, hire adequate personnel to meet any increased demands on our product development department, or continue to advance our technology on a timely basis. If we are unable to renew the agreement, hire sufficient personnel or develop product improvements in a timely manner, our business, financial condition and results of operations would be seriously harmed.

    We integrate third-party software in our software products. For instance, we license the Orbix object request broker from IONA Technologies for use in our Net Perceptions for E-commerce, Net Perceptions for Call Centers and Net Perceptions Recommendation Engine products. The agreement expires in July 2001. The third-party software may not continue to be available to us on commercially reasonable terms. We may not be able to renew this agreement or develop alternative technology. If we cannot maintain licenses to key third-party software, such as Orbix, develop similar technology or license similar technology from another source on a timely or commercially feasible basis, our business, financial condition and results of operations could be seriously harmed.

WE ARE DEPENDENT UPON KEY PERSONNEL. THE LOSS OF THE SERVICES OF ONE OR MORE OF
  OUR KEY PERSONNEL, OR OUR FAILURE TO ATTRACT, ASSIMILATE AND RETAIN OTHER HIGHLY QUALIFIED PERSONNEL IN THE FUTURE WOULD SERIOUSLY HARM OUR BUSINESS.

    Our future success depends on the continued service of our senior management, product development and sales personnel. The loss of the services of one or more of our key personnel could seriously harm our business, financial condition and results of operations. None of these persons is bound by an employment agreement. As of February 28, 1999, Net Perceptions consisted of only 92 employees. We only carry key person life insurance on Steven J. Snyder, our President and Chief Executive Officer. The amount of such policy is $1,000,000. Our future success also depends on our continuing ability to attract, hire, train and retain a substantial number of highly skilled managerial, technical, sales, marketing and customer support personnel. Competition for such personnel is intense, and we may fail to retain our key employees, or attract, assimilate or retain other highly qualified personnel in the future. If so, our business, financial condition and results of operations could be seriously harmed.

WE DEPEND ON INCREASING USE OF THE INTERNET AND ON THE GROWTH OF ELECTRONIC
  COMMERCE. IF THE USE OF THE INTERNET AND ELECTRONIC COMMERCE DO NOT GROW AS ANTICIPATED, OUR BUSINESS WILL BE SERIOUSLY HARMED.

    Our future revenues depend upon the increased acceptance and use of the Internet and other online services as a medium of commerce. Rapid growth in the use of the Internet, the web and online services is a recent phenomenon. Acceptance and use may not continue to develop at historical rates and a sufficiently broad base of customers may not adopt or continue to use the Internet and other online services as a medium of commerce. Demand and market acceptance for recently-introduced services and products over the Internet are subject to a high level of uncertainty and few proven services and products exist.

    In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. To the extent that the Internet continues to experience significant expansion in the number of users, frequency of use or bandwidth requirements, the infrastructure for the Internet may be unable to support the demands placed upon it. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in, or insufficient availability of, telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally.

    Our business, financial condition and results of operations would be seriously harmed if:

    - Use of the Internet, the web and other online services does not continue to increase or increases more slowly than expected;

    - The infrastructure for the Internet, the web and other online services does not effectively support expansion that may occur; or

    - The Internet, the web and other online services do not become a viable commercial marketplace, which would inhibit the development of electronic commerce and of the need for our Net Perceptions for E-commerce product.

PROTECTION OF OUR INTELLECTUAL PROPERTY MAY NOT BE ADEQUATE.

    We are a technology company. Our success depends on protecting our intellectual property, which are our most important assets. If we do not adequately protect our intellectual property, our business, financial condition and results of operations will be seriously harmed.

    We license our software and require our customers to enter into license agreements, which impose restrictions on our customers' ability to utilize the software. In addition, we seek to avoid disclosure of our trade secrets, including but not limited to requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection.

    We have four pending U.S. patent applications. We also have license rights to one issued U.S. patent, one allowed U.S. patent application and one pending U.S. patent application from the University of Minnesota. We have no issued foreign patents, nor do we have any pending foreign patent applications. It is possible that no patents will issue from the currently pending patent applications. It is also possible that our current patents or potential future patents may be found invalid or unenforceable, or otherwise be successfully challenged. It is also possible that any patent issued to us may not provide us with any competitive advantages. It is also possible that we may not develop future proprietary products or technologies that are patentable, and that the patents of others may seriously limit our ability to do business. In this regard, we have not performed any comprehensive analysis of patents of others that may limit our ability to do business.

    Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around patents issued to us or our other intellectual property.

    There has been a substantial amount of litigation in the software industry regarding intellectual property rights. We have from time to time received claims that we are infringing third parties' intellectual property rights. It is possible that in the future third parties may claim that our current or potential future products infringe their intellectual property. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business, financial condition and results of operations.

IN ORDER TO MANAGE OUR GROWTH AND EXPANSION, WE WILL NEED TO IMPROVE AND
  IMPLEMENT NEW SYSTEMS, PROCEDURES AND CONTROLS.

    We have recently experienced a period of significant expansion of our operations that has placed a significant strain upon our management systems and resources. In addition, we have recently hired a significant number of employees and plan to further increase our total headcount. Our headcount has increased from 14 at December 31, 1996 to 34 at December 31, 1997 to 70 at December 31, 1998 to 92 at February 28, 1999. We also plan to expand the geographic scope of our customer base and operations. This expansion has resulted and will continue to result in substantial demands on our management resources. Our ability to compete effectively and to manage future expansion of our operations, if any, will require us to continue to improve our financial and management controls, reporting systems and procedures on a timely basis, and expand, train and manage our employee work force. Our failure to do so could seriously harm our business, financial condition and results of operations.

OUR BUSINESS COULD BE AFFECTED BY YEAR 2000 ISSUES.

    "Year 2000 Issues" refer generally to the problems that some software may have in determining the correct century for the year. For example, software with date-sensitive functions that is not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results.

    We have defined Year 2000 compliant as the ability to:

    - Correctly handle date information needed for the December 31, 1999 to January 1, 2000 date change;

    - Function according to the product documentation provided for this date change, without changes in operation resulting from the advent of a new century, assuming correct configuration;

    - Respond to two-digit date input in a way that resolves the ambiguity as to century in a disclosed, defined and predetermined manner;

    - Store and provide output of date information in ways that are unambiguous as to century if the date elements in interfaces and data storage specify the century; and

    - Recognize the Year 2000 as a leap year.

    We designed our current products to be Year 2000 compliant when configured and used in accordance with the related documentation, and provided that the underlying operating system of the host machine and any other software used with or in the host machine or our products are Year 2000 compliant. However, we have not tested our products for Year 2000 compliance. We continue to respond to customer questions about prior versions of our products on a case-by-case basis.

    We have not tested software obtained from third parties. However, we are seeking assurances from our vendors that licensed software is Year 2000 compliant. Despite assurances from developers of products incorporated into our products, our products may contain undetected errors or defects associated with Year 2000 date functions. Known or unknown errors or defects in our products could result in delay or loss of revenues, diversion of development resources, damage to our reputation, or increased service and warranty costs, any of which could seriously harm our business, financial condition and results of operations. Some commentators have predicted significant litigation regarding Year 2000 compliance issues, and we are aware of such lawsuits against other software vendors. Because of the unprecedented nature of such litigation, it is uncertain whether or to what extent we may be affected by it.

    We are assessing our material internal information technology systems, including both our own software products and third-party software and hardware technology, but we have not initiated an assessment of our non-information technology systems. We expect to complete testing of our information technology systems in 1999. To the extent that we are not able to test the technology provided by third-party vendors, we are seeking assurances from such vendors that their systems are Year 2000 compliant. We are not currently aware of any significant operational issues or costs associated with preparing our internal information technology and non-information technology systems for the Year 2000. However, we may experience significant unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal information technology and non-information technology systems.

    We do not currently have any information concerning the Year 2000 compliance status of our customers. Our current or future customers may incur significant expenses to achieve Year 2000 compliance. If our customers are not Year 2000 compliant, they may experience material costs to remedy problems, they may face litigation costs and they may delay purchases or implementation of our products. Year 2000 issues could reduce or eliminate the budgets that current or potential customers could have for purchases of our products and services. As a result, our business, financial condition and results of operations could be seriously harmed.

    We have funded our Year 2000 plan from cash balances and have not separately accounted for these costs in the past. To date, these costs have not been significant. We will incur additional costs related to the Year 2000 plan for administrative personnel to manage the project, outside contractor assistance, technical support for our products, product engineering and customer satisfaction. In addition, we may experience material problems and costs with Year 2000 compliance that could seriously harm our business, financial condition and results of operations.

    We have not yet fully developed a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. The cost of developing and implementing such a plan may itself be significant. Finally, we are also subject to external forces that might generally affect industry and commerce, such as utility or transportation company interruptions caused by Year 2000 compliance failures.

OUR CURRENT REVENUE RECOGNITION PRACTICES MAY NEED TO CHANGE, WHICH COULD
  SERIOUSLY HARM OUR BUSINESS.

    The American Institute of Certified Public Accountants issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition," in October 1997 and amended it by Statement of Position 98-4. We adopted SOP 97-2 effective January 1, 1998. We believe our current revenue recognition policies and practices are consistent with SOP 97-2 and SOP 98-4. However, full implementation guidelines for these standards have not yet been issued. Once available, our current revenue accounting practices may need to change and such changes could seriously harm our future revenues and earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INCREASING GOVERNMENT REGULATION COULD LIMIT THE MARKET FOR OUR PRODUCTS AND
  SERVICES, WHICH COULD SERIOUSLY HARM OUR BUSINESS.

    As Internet commerce evolves, we expect that federal, state or foreign agencies will adopt regulations covering issues such as user privacy, pricing, content and quality of products and services. If enacted, such laws, rules or regulations could limit the market for our products and services, which could seriously harm our business, financial condition and results of operations. Although many of these regulations may not apply to our business directly, we expect that laws regulating the solicitation, collection or processing of personal/customer information could indirectly affect our business. The Telecommunications Act of 1996 prohibits some types of information and content from being transmitted over the Internet. The prohibition's scope and the liability associated with a Telecommunications Act violation are currently unsettled. In addition, although substantial portions of the Communications Decency Act were held to be unconstitutional, we cannot be certain that similar legislation will not be enacted and upheld in the future. It is possible that such legislation could expose companies involved in Internet commerce to liability, which could limit the growth of Internet commerce generally. Legislation like the Telecommunications Act and the Communications Decency Act could dampen the growth in web usage and decrease its acceptance as a communications and commercial medium.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE.

    We expect that the net proceeds from this offering will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. After that, we may need to raise additional funds and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds, if needed, on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and capital resources."

WE ARE SUBJECT TO POTENTIAL PRODUCT LIABILITY CLAIMS.

    Because our customers use our products for mission-critical applications such as electronic commerce, errors or defects in or other performance problems with our products could result in financial or other damages to our customers. Our customers could seek damages for losses from us. Although our license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate such limitation of liability provisions. We have not experienced any product liability claims to date. However, a product liability claim brought against us, even if not successful, would likely be time-consuming and costly. A product liability claim could seriously harm our business, financial condition and results of operations.

WE ARE AT RISK OF SECURITIES CLASS ACTION LITIGATION DUE TO OUR EXPECTED STOCK
  PRICE VOLATILITY.

    In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, which could seriously harm our business, financial condition and results of operations.

                FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

    All statements, trend analyses and other information contained in this prospectus relating to markets for our products and trends in total revenues, gross margin and anticipated expense levels, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect" and "intend" and other similar expressions, are forward-looking statements. These forward-looking statements are subject to business and economic risks, and our actual results of operations may differ substantially from those anticipated in the forward-looking statements. The cautionary statements made in this prospectus apply to all forward-looking statements wherever they appear in this prospectus.

                                USE OF PROCEEDS

    The net proceeds to Net Perceptions from the sale of the 3,650,000 shares of common stock offered hereby are estimated to be $46,273,000, after deducting underwriting discounts and commissions and estimated offering expenses. The net proceeds of this offering are estimated to be $53,401,000 if the underwriters' over-allotment option is exercised in full. The primary purposes of this offering are to obtain additional equity capital, create a public market for our common stock, and facilitate future access to public markets. We expect to use the net proceeds for general corporate purposes, including working capital. A portion of the net proceeds may also be used for the acquisition of businesses, products and technologies that are complementary to ours. We have no current plans, agreements or commitments and are not currently engaged in any negotiations with respect to any such transaction. Pending such uses, we will invest the net proceeds of this offering in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

    We have not paid any cash dividends since our inception and do not intend to pay any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of December 31, 1998, on a pro forma basis after giving effect to a 2-for-1 split of our capital stock, the conversion of all outstanding shares of preferred stock into common stock and the filing of an amended and restated certificate of incorporation upon the closing of this offering, and as adjusted to reflect the receipt of the estimated net proceeds from the sale by us of 3,650,000 shares of common stock pursuant to this offering at an initial offering price of $14.00 per share (after deducting the underwriting discounts and commissions and estimated offering expenses) and the issuance of 290,911 shares of common stock upon the conversion of a convertible promissory note on the closing of this offering at a conversion price of $14.00 per share:

                                                                         DECEMBER 31, 1998
                                                                      ------------------------
                                                                       PRO FORMA   AS ADJUSTED
                                                                      -----------  -----------
                                                                           (IN THOUSANDS)
Long-term liabilities, less current portion(1)......................   $     538    $     538
Stockholders' equity:
  Preferred stock, $.0001 par value per share, 10,000,000 shares authorized; no shares issued or outstanding pro forma or as
    adjusted........................................................          --           --
  Common stock, $.0001 par value per share, 100,000,000 shares authorized, 17,302,008 shares issued and outstanding pro forma,
    21,242,919 shares issued and outstanding as adjusted............           1            2

  Additional paid-in capital........................................      11,787       62,132
  Accumulated deficit...............................................     (10,717)     (10,790)
                                                                      -----------  -----------
    Total stockholders' equity......................................       1,071       51,344
                                                                      -----------  -----------
      Total capitalization..........................................   $   1,609    $  51,882
                                                                      -----------  -----------
                                                                      -----------  -----------

---------

(1) See Note 6 of Notes to Financial Statements.

    The number of shares of common stock issued and outstanding pro forma and as adjusted excludes 1,416,564 shares of common stock issuable upon exercise of stock options outstanding under our 1996 Stock Plan as of December 31, 1998 at a weighted average exercise price of $0.52 per share, and 1,050,128 shares of common stock reserved for grant of future options under our 1996 Stock Plan. These numbers also exclude 11,982 shares of common stock issuable upon the exercise of a warrant outstanding as of December 31, 1998 at an exercise price of $1.535 per share. Subsequent to December 31, 1998, we granted options to purchase 897,936 shares of common stock. The number of shares of common stock issued and outstanding as adjusted includes the 290,911 shares of common stock issuable upon conversion of a convertible promisory note upon the closing of this offering at a conversion price of $14.00 per share. The number of shares of common stock issued and outstanding pro forma excludes these shares. The number of shares of common stock issued and outstanding pro forma and as adjusted excludes options to purchase up to 72,000 shares of common stock that we may be required to grant to a business partner upon the achievement of milestones. On February 4, 1999, we adopted our 1999 Equity Incentive Plan as a successor plan to replace our 1996 Stock Plan, whereby an additional 800,000 shares were reserved for issuance thereunder. In addition, on February 4, 1999, we adopted our Employee Stock Purchase Plan and reserved 1,000,000 shares of common stock for issuance under such plan and our 1999 Non-Employee Director Option Plan and reserved 500,000 shares of common stock for issuance under such plan. See "Management--1999 Equity Incentive Plan," "--Employee Stock Purchase Plan," "--1999 Non-Employee Director Option Plan," and Notes 5 and 7 of Notes to Financial Statements.

                                    DILUTION

    The pro forma net tangible book value of our common stock as of December 31, 1998 was $1,071,000, or approximately $0.06 per share. Pro forma net tangible book value per share represents the amount of our stockholders' equity, less intangible assets, divided by 17,302,008 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering.

    Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale by us of 3,650,000 shares of common stock in this offering and after deducting the underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds therefrom and after giving effect to the issuance of 290,911 shares of common stock upon conversion of a convertible promissory note at the closing of this offering at a conversion price of $14.00 per share, our pro forma net tangible book value as of December 31, 1998, would have been $51,344,000, or $2.42 per share. This represents an immediate increase in net tangible book value of $2.36 per share to existing stockholders and an immediate dilution in net tangible book value of $11.58 per share to purchasers of common stock in this offering, as illustrated in the following table:

Initial public offering price per share...................             $   14.00
  Pro forma net tangible book value per share as of
    December 31, 1998.....................................  $    0.06
  Increase per share attributable to new investors........       2.36
                                                            ---------
Pro forma net tangible book value per share after this
  offering................................................                  2.42
                                                                       ---------
Net tangible book value dilution per share to new
  investors...............................................             $   11.58
                                                                       ---------
                                                                       ---------

    The following table sets forth as of December 31, 1998, after giving effect to the conversion of all outstanding shares of preferred stock into common stock upon completion of this offering, the difference between the existing stockholders and the purchasers of shares in this offering (at the initial offering price of $14.00 per share) with respect to the number of shares purchased from us, the total consideration paid and the average price per share paid:

                                                   SHARES PURCHASED         TOTAL CONSIDERATION        AVERAGE
                                                -----------------------  --------------------------   PRICE PER
                                                   NUMBER      PERCENT      AMOUNT        PERCENT       SHARE
                                                ------------  ---------  -------------  -----------  -----------
Existing stockholders.........................    17,302,008       81.4% $  11,856,579        17.7%   $    0.685
New stockholders..............................     3,940,911       18.6     55,172,754        82.3    $   14.000
                                                ------------  ---------  -------------       -----
    Totals....................................    21,242,919      100.0% $  67,029,333       100.0%
                                                ------------  ---------  -------------       -----
                                                ------------  ---------  -------------       -----

    As of December 31, 1998, there were options outstanding to purchase a total of 1,416,564 shares of common stock at a weighted average exercise price of $0.52 per share under our 1996 Stock Plan. In addition, as of December 31, 1998, there was a warrant outstanding to purchase a total of 11,982 shares of common stock at an exercise price of $1.535 per share. Subsequent to December 31, 1998, we granted options to purchase 897,936 shares of common stock. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. In addition, subsequent to December 31, 1998, we issued a $4.0 million convertible promissory note, which note will convert into 290,911 shares of common stock upon the closing of this offering. See "Management--1999 Equity Incentive Plan," "--Employee Stock Purchase Plan," "--1999 Non-Employee Director Stock Option Plan" and Note 7 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

    The following selected financial data should be read in conjunction with the financial statements and the notes to the financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus. The statement of operations data for the period from July 3, 1996 (inception) to December 31, 1996, and for each of the two years in the period ended December 31, 1998, and the balance sheet data at December 31, 1997 and 1998, are derived from, and are qualified by reference to, the audited financial statements included in this prospectus. The balance sheet data at December 31, 1996 are derived from audited financial statements not included in this prospectus.

                                                                              PERIOD FROM          YEAR ENDED
                                                                             JULY 3, 1996         DECEMBER 31,
                                                                            (INCEPTION) TO    --------------------
                                                                           DECEMBER 31, 1996    1997       1998
                                                                           -----------------  ---------  ---------
                                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Product................................................................      $      --      $     284  $   3,955
  Maintenance and service................................................              4             33        522
                                                                                 -------      ---------  ---------
    Total revenues.......................................................              4            317      4,477
                                                                                 -------      ---------  ---------
Cost of revenues:
  Product................................................................             --             14         52
  Maintenance and service................................................              2             30        373
                                                                                 -------      ---------  ---------
    Total cost of revenues...............................................              2             44        425
                                                                                 -------      ---------  ---------
Gross margin.............................................................              2            273      4,052
                                                                                 -------      ---------  ---------
Operating expenses:
  Sales and marketing....................................................            454          3,063      5,238
  Research and development...............................................            378          1,372      2,372
  General and administrative.............................................            210            585      1,474
                                                                                 -------      ---------  ---------
    Total operating expenses.............................................          1,042          5,020      9,084
                                                                                 -------      ---------  ---------
Loss from operations.....................................................         (1,040)        (4,747)    (5,032)
Other income (expense), net..............................................             13             25         64
                                                                                 -------      ---------  ---------
Net loss.................................................................      $  (1,027)     $  (4,722) $  (4,968)
                                                                                 -------      ---------  ---------
                                                                                 -------      ---------  ---------
Basic and diluted net loss per share.....................................      $   (3.40)     $   (3.01) $   (1.40)
                                                                                 -------      ---------  ---------
                                                                                 -------      ---------  ---------
Shares used in computing basic and diluted net loss per share(1).........            302          1,569      3,546
                                                                                 -------      ---------  ---------
                                                                                 -------      ---------  ---------
Pro forma basic and diluted net loss per share...........................                                $   (0.35)
                                                                                                         ---------
                                                                                                         ---------
Shares used in computing pro forma basic and diluted net loss per
  share(1)...............................................................                                   14,113
                                                                                                         ---------
                                                                                                         ---------

                                                                                             DECEMBER 31,
                                                                                   --------------------------------
                                                                                     1996       1997        1998
                                                                                   ---------  ---------  ----------
                                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents........................................................  $   2,064  $   1,407  $      972
Working capital..................................................................      3,554      4,442         468
Total assets.....................................................................      4,099      5,575       5,637
Long-term liabilities, net of current portion....................................         87        345         538
Redeemable convertible preferred stock...........................................        650        650         650
Total stockholders' equity.......................................................      2,950      3,879         421

---------

(1) See Note 2 of Notes to Financial Statements for an explanation of the methods used to determine the number of shares used in computing net loss per share data.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NET PERCEPTIONS SHOULD BE READ IN CONJUNCTION WITH "SELECTED FINANCIAL DATA" AND NET PERCEPTIONS' FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. OUR ACTUAL RESULTS MAY DIFFER SUBSTANTIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We develop, market and support real-time relationship marketing software solutions. We were incorporated in Delaware in July 1996. In connection with our formation, we licensed technology that had been developed at the University of Minnesota. From inception through December 31, 1996, we were considered to be in the development stage, with activities primarily relating to raising capital, recruiting personnel, conducting research and development, developing our initial product, establishing the market for our initial product and purchasing operating assets. During 1997 and 1998, we continued to invest in research and development, built sales channels, expanded marketing activities and developed administrative operations. We began shipping our first product in the first quarter of 1997.

    Substantially all of our product revenues through December 31, 1998 were attributable to our Net Perceptions for E-commerce product. Net Perceptions for E-commerce was originally marketed under the name "GroupLens Recommendation Engine," which we launched in the first quarter of 1997. We anticipate that Net Perceptions for E-commerce will continue to account for a substantial portion of our product revenues for the foreseeable future. Consequently, a decline in the price of or demand for Net Perceptions for E-commerce, or its failure to achieve broad market acceptance, would seriously harm our business, financial condition and results of operations. We made initial shipments of our Net Perceptions for Call Centers product in early 1999.

    We market the majority of our products through our direct sales force. Sales derived through indirect channels, which consist of resellers, systems integrators and original equipment manufacturers, accounted for approximately 8% of our total revenues in 1998. We expect that sales derived through indirect channels will increase as a percentage of total revenues. Sales through indirect channels have lower average selling prices and gross margins than direct sales. As a result, we expect that our gross margins on product sales will decline if sales through indirect channels increase.

    We license our products to our customers on a perpetual or annual basis. Net Perceptions for E-commerce is licensed based on the number of web sites the product supports and the number of user profiles the recommendation engine stores. To date, we have licensed the Net Perceptions for E-commerce product primarily on a perpetual basis. We are currently transitioning our license arrangements for the Net Perceptions for E-commerce product to allow for increased recurring revenues on an annual basis. We may not be successful in this transition. Net Perceptions for Call Centers is licensed on an annual basis based on the number of call center operators utilizing the product. Net Perceptions Recommendation Engine is licensed based on the number of user profiles the recommendation engine stores. Selling prices for our products have typically ranged from $40,000 to several hundred thousand dollars. Annual support and maintenance contracts, which can be purchased in conjunction with the licensing of all products, are sold separately and entitle customers to telephone support and some upgrade rights. The price for the support and maintenance program is based on a percentage of the list price of the software the customer has licensed. Consulting fees for implementation services and training are charged at a per diem rate or on a fixed fee basis for a package of services.

    License revenues are generally recognized upon product delivery to customers, provided there are no significant post-delivery obligations or uncertainties and collection of the related account receivable is probable. Where multiple products or services are sold together under one contract, revenues are allocated to each element based on its relative fair value, with fair value being determined using the price charged when that element is sold separately. An allowance for estimated future returns is recorded at the time revenues are recognized based on our return policy. Service revenues are recognized as services are rendered or ratably over the term of the service agreement.

    Deferred compensation related to stock options granted below fair market value through December 31, 1998 was approximately $1,639,000 and during the first quarter of 1999 was approximately $1,507,000. Of these amounts, we amortized approximately $366,000 in 1998. Amortization of deferred stock compensation expense is allocated to all operating expense lines identified in the statement of operations. These amounts represent the difference between the exercise price of certain stock option grants and the deemed fair value of the common stock at the time of such grants. Deferred stock compensation expense is amortized over the vesting period of the options, generally four years. As a result, the amortization of deferred compensation will impact our reported results of operations through 2003.

    We have sustained losses on a quarterly and an annual basis since inception. As of December 31, 1998, we had an accumulated deficit of $10.7 million. Our net loss was $4.7 million in 1997 and $5.0 million in 1998. These losses resulted from significant costs incurred in the development and sale of our products and services. We expect to experience significant growth in our operating expenses for the foreseeable future in order to execute our business plan, particularly research and development and sales and marketing expenses. As a result, we anticipate that such operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources. As a result, we expect to incur additional losses and continued negative cash flow from operations for the foreseeable future, and such losses are anticipated to increase significantly from current levels. We do not expect to achieve profitability in 1999 or 2000.

    Our limited operating history makes the prediction of future operating results very difficult. We believe that period-to-period comparisons of our operating results should not be relied upon as predictive of future performance. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies at an early state of development, particularly companies in new and rapidly evolving markets. We may not be successful in addressing these risks and difficulties. We have experienced significant percentage growth in revenues in recent periods; however, we do not believe that prior growth rates are sustainable or indicative of future growth rates.

RECENT DEVELOPMENTS

    For the three months ended March 31, 1999, we had total revenues of approximately $1.9 million. Total revenues were comprised of approximately $1.6 million from product revenues and approximately $300,000 from service and maintenance revenues. Our net loss for the three months ended March 31, 1999 was approximately $2.9 million. In the opinion of management, this unaudited financial information for the quarter ended March 31, 1999, includes all adjustments, consisting of normal recurring accruals, necessary to present fairly the Company's interim results of operations. Interim results of operations are not necessarily indicative of the results of operations for the full year.

RESULTS OF OPERATIONS

    The following table sets forth, as a percentage of revenues, statement of operations data for the periods indicated:

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                             --------------------------
                                                                                                 1997          1998
                                                                                             ------------  ------------
Revenues:
  Product..................................................................................         90 %          88 %
  Maintenance and service..................................................................         10            12
                                                                                                ------           ---
    Total revenues.........................................................................        100           100
Cost of revenues:
  Product..................................................................................          4             1
  Maintenance and service..................................................................          9             8
                                                                                                ------           ---
    Total cost of revenues.................................................................         13             9
                                                                                                ------           ---
Gross margin...............................................................................         87            91
Operating expenses:
  Sales and marketing......................................................................        966           117
  Research and development.................................................................        433            53
  General and administrative...............................................................        185            33
                                                                                                ------           ---
    Total operating expenses...............................................................      1,584           203
                                                                                                ------           ---
Loss from operations.......................................................................     (1,497)         (112)
Other income (expense), net................................................................          7             1
                                                                                                ------           ---
Net loss...................................................................................     (1,490)%        (111)%
                                                                                                ------           ---
                                                                                                ------           ---

PERIODS ENDED DECEMBER 31, 1996, 1997 AND 1998

REVENUES

    Total revenues were $4,000 for the period from inception to December 31, 1996, $317,000 in 1997 and $4.5 million in 1998.

    PRODUCT REVENUES. Revenues from product licenses were $284,000 in 1997 and $4.0 million in 1998. We had no product revenues in 1996. The majority of the period-to-period growth in product revenues was due to higher unit sales volumes. We anticipate that revenues from product licenses will continue to represent a substantial majority of our revenues for the foreseeable future. We expect that prior percentage growth rates of our product revenues will not be sustainable in the future.

    Revenues from international sales were $85,000 in 1997 and $603,000 in 1998, which accounted for 27% of total revenues in 1997 and 13% of total revenues in 1998. The majority of international sales were made in Canada, Europe and Asia by our direct sales force located in the United States. Our international sales are generally denominated in U.S. dollars.

    MAINTENANCE AND SERVICE REVENUES. Maintenance and service revenues were $4,000 for the period from inception to December 31, 1996, $33,000 in 1997 and $522,000 in 1998. This growth is primarily due to increased licensing activity, which has resulted in increased revenues from services related to maintenance and support, training and consulting. We expect that prior percentage growth rates of our maintenance and service revenues will not be sustainable in the future.

COST OF REVENUES

    Gross margins increased from 87% in 1997 to 91% in 1998, primarily as a result of increased product sales. In the future, we expect that royalties paid to third parties will increase. In addition, we expect that sales derived through indirect channels will increase as a percentage of total revenues. Sales through indirect channels have lower average selling prices and gross margins than direct sales. We also expect that maintenance and service revenues will increase as a percentage of total revenues. Maintenance and service revenues have lower gross margins than product revenues. For all of these reasons, we expect that our gross margins will decline.

    COST OF PRODUCT REVENUES. Cost of product revenues consists primarily of royalties paid to third parties, the cost of manuals and product media, and shipping costs. Cost of product revenues was $14,000 in 1997 and $52,000 in 1998. We had no cost of product revenues in 1996. The increase in the dollar amount of cost of product revenues from 1997 to 1998 reflects the higher volumes of product shipped in 1998. The decrease in costs as a percentage of the related product revenues from 1997 to 1998 is primarily due to economies of scale realized as a result of shipping greater quantities of product in 1998. Because all development costs incurred in the research and development of software products and enhancements to existing software products have been expensed as incurred, cost of product revenues includes no amortization of capitalized software development costs.

    COST OF MAINTENANCE AND SERVICE REVENUES. Cost of maintenance and service revenues consists primarily of personnel-related costs incurred in providing support, consulting services and training to customers. Cost of maintenance and service revenues was $2,000 for the period from inception to December 31, 1996, $30,000 in 1997 and $373,000 in 1998, representing 91% of the related maintenance and service revenues in 1997 and 71% in 1998. Cost of maintenance and service revenues increased significantly from 1997 to 1998 as a result of increased personnel-related costs as we began to build our customer support, education and training, and consulting services organizations. We believe that the cost of maintenance and service revenues will increase in dollar amounts but decrease as a percentage of maintenance and service revenues in the future.

OPERATING EXPENSES

    Operating expenses were $1.0 million for the period from inception to December 31, 1996, $5.0 million in 1997 and $9.1 million in 1998.

    SALES AND MARKETING. Sales and marketing expenses consist primarily of salaries, commissions and bonuses of sales and marketing personnel, and promotional expenses. Sales and marketing expenses were $454,000 for the period from inception to December 31, 1996, $3.1 million in 1997 and $5.2 million in 1998. Increased headcount in our sales and marketing organizations accounted for approximately $1.2 million of the increase in sales and marketing expenses from 1996 to 1997 and approximately $1.3 million of the increase from 1997 to 1998. Increased marketing expenses accounted for approximately $1.4 million of the increase in sales and marketing expenses from 1996 to 1997 and approximately $900,000 of the increase from 1997 to 1998. We believe that sales and marketing expenses will increase in dollar amount but decrease as a percentage of total revenues in the future.

    RESEARCH AND DEVELOPMENT. Research and development expenses were $378,000 for the period from inception to December 31, 1996, $1.4 million in 1997 and $2.4 million in 1998. The increases in research and development expenses were primarily attributable to increased staffing and associated support for software engineers required to expand and enhance our product line. We believe that research and development expenses will increase in dollar amount but decrease as a percentage of total revenues in the future.

    Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold,

Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on our product development process, technological feasibility is established upon completion of a working model. The costs incurred between completion of the working model and the point at which the product is ready for general release have been insignificant. Through December 31, 1998, all research and development costs have been expensed.

    We license technology from various third parties for use in our products. Third-party technology may not continue to be available to us on commercially reasonable terms. We may not be able to renew our agreements with third parties or develop alternative technology. If we cannot maintain rights or licenses to key third-party technology, develop similar technology or license similar technology from another source on a timely and commercially feasible basis, our business, financial condition and results of operations could be seriously harmed. See "Risk Factors--We depend on technology licensed from other parties. If we are unable to continue to utilize such technology, our business would be seriously harmed."

    GENERAL AND ADMINISTRATIVE. General and administrative expenses were $210,000 for the period from inception to December 31, 1996, $585,000 in 1997 and $1.5 million in 1998. The increases in general and administrative expenses were primarily the result of increased staffing and associated expenses necessary to manage and support our growth. In addition, the provision for doubtful accounts receivable increased by $28,000 from 1996 to 1997 and by $266,000 from 1997 to 1998. We believe that general and administrative expenses will increase in dollar amount as we continue to increase staffing to manage expanding operations and facilities and incur the additional expenses associated with operating as a public company. However, we believe that general and administrative expenses will decrease as a percentage of total revenues in the future.

OTHER INCOME (EXPENSE), NET

    Other income (expense), net consists of interest income, income expense and other expense. Other income (expense), net was $13,000 for the period from inception to December 31, 1996, $25,000 in 1997 and $64,000 in 1998.

PROVISION FOR INCOME TAXES

    As of December 31, 1998, we had net operating loss carryforwards of approximately $9.1 million available to reduce future taxable income expiring at various dates beginning in 2011. In addition, as of December 31, 1998, we had $258,000 of tax credit carryforwards expiring at various dates beginning in 2011. Under the provisions of the Internal Revenue Code, certain substantial changes in our ownership may limit in the future the amount of net operating loss and tax credit carryforwards that could be utilized annually to offset future taxable income.

    We have recorded a valuation allowance for the full amount of our net deferred tax assets, as the future realization of the tax benefit is not currently likely.

SELECTED QUARTERLY OPERATING RESULTS

    The following tables set forth statement of operations data for the eight quarters ended December 31, 1998, as well as the percentage of our total revenues represented by each item. This information has been derived from our unaudited financial statements. The unaudited financial statements have been prepared on the same basis as the audited financial statements contained in this prospectus and include all adjustments, consisting only of normal recurring accruals, that we consider necessary for a fair presentation of such information when read in conjunction with our annual audited financial statements and notes thereto appearing elsewhere in this prospectus.

                                                                                QUARTER ENDED
                                          -----------------------------------------------------------------------------------------
                                          MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                            1997        1997       1997        1997       1998        1998       1998        1998
                                          ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                               (IN THOUSANDS AND AS A PERCENTAGE OF REVENUES)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Product...............................   $    86    $    23     $    55    $   120     $  617     $   889     $   993    $ 1,456
  Maintenance and service...............         7          4           4         18         53         100         163        206
                                          ---------   --------   ---------   --------   ---------   --------   ---------   --------
    Total revenues......................        93         27          59        138        670         989       1,156      1,662
                                          ---------   --------   ---------   --------   ---------   --------   ---------   --------
Cost of revenues:
  Product...............................         4          1           3          6          6           9          10         27
  Maintenance and service...............         7          3           4         16         35          65         106        167
                                          ---------   --------   ---------   --------   ---------   --------   ---------   --------
    Total cost of revenues..............        11          4           7         22         41          74         116        194
                                          ---------   --------   ---------   --------   ---------   --------   ---------   --------
Gross margin............................        82         23          52        116        629         915       1,040      1,468
Operating expenses:
  Sales and marketing...................       653        906         740        764        935       1,154       1,222      1,927
  Research and development..............       290        345         391        346        371         513         623        865
  General and administrative............       129        141         163        152        227         298         402        547
                                          ---------   --------   ---------   --------   ---------   --------   ---------   --------
    Total operating expenses............     1,072      1,392       1,294      1,262      1,533       1,965       2,247      3,339
                                          ---------   --------   ---------   --------   ---------   --------   ---------   --------
Loss from operations....................      (990)    (1,369)     (1,242)    (1,146)      (904)     (1,050)     (1,207)    (1,871)
Other income (expense), net.............        33         14           2        (24)        28          38          24        (26)
                                          ---------   --------   ---------   --------   ---------   --------   ---------   --------
Net loss................................   $  (957)   $(1,355)    $(1,240)   $(1,170)    $ (876)    $(1,012)    $(1,183)   $(1,897)
                                          ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                          ---------   --------   ---------   --------   ---------   --------   ---------   --------
PERCENT OF TOTAL REVENUES:
Revenues:
  Product...............................        93%        85%         93%        87%        92%         90%         86%        88%
  Maintenance and service...............         7         15           7         13          8          10          14         12
                                          ---------   --------   ---------   --------   ---------   --------   ---------   --------
    Total revenues......................       100        100         100        100        100         100         100        100
Cost of revenues:
  Product...............................         4          4           5          4          1           1           1          2
  Maintenance and service...............         8         11           7         12          5           7           9         10
                                          ---------   --------   ---------   --------   ---------   --------   ---------   --------
    Total cost of revenues..............        12         15          12         16          6           8          10         12
                                          ---------   --------   ---------   --------   ---------   --------   ---------   --------
Gross margin............................        88         85          88         84         94          92          90         88
Operating expenses:
  Sales and marketing...................       702      3,356       1,254        554        140         117         106        116
  Research and development..............       312      1,278         663        251         55          52          54         52
  General and administrative............       139        522         276        110         34          30          35         33
                                          ---------   --------   ---------   --------   ---------   --------   ---------   --------
    Total operating expenses............     1,153      5,156       2,193        915        229         199         195        201
                                          ---------   --------   ---------   --------   ---------   --------   ---------   --------
Loss from operations....................    (1,065)    (5,071)     (2,105)      (831)      (135)       (107)       (105)      (113)
Other income (expense), net.............        35         52           3        (17)         4           4           2         (2)
                                          ---------   --------   ---------   --------   ---------   --------   ---------   --------
Net loss................................    (1,030)%   (5,019)%    (2,102)%     (848)%     (131)%      (103)%      (103)%     (115)%
                                          ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                          ---------   --------   ---------   --------   ---------   --------   ---------   --------

    Our quarterly operating results are expected to vary significantly from quarter to quarter and are difficult to predict. See "Risk Factors--Our quarterly operating results are volatile and difficult to predict. If we fail to meet the expectations of public market analysts and investors, the market price of our common stock may decrease significantly."

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, we have financed our operations through private sales of preferred stock, with net proceeds of $11.3 million, bank loans and equipment leases. We used $802,000 of cash in operations for the period from inception to December 31, 1996, $4.6 million in 1997 and $4.4 million in 1998. We used cash primarily to fund our net losses from operations. At December 31, 1998, we had $972,000 in cash and cash equivalents and $468,000 in working capital.

    In 1998, $3.0 million of cash was provided by investing activities. We had sales of short-term investments of $3.4 million, offset by purchases of property and equipment of $442,000. In 1996 and 1997, our investing activities consisted of net purchases of short-term investments. We used $1.8 million net cash in investing activities in 1996 and $1.7 million in 1997. We expect that, in the future, cash in excess of current requirements, if any, will be invested in investment grade, interest-bearing securities.

    On February 4, 1999, we borrowed $4.0 million from a foreign corporate investor pursuant to a convertible promissory note. The note is due January 31, 2000 and bears interest at the rate of 8% per annum. The note will automatically convert into our equity securities upon our next equity financing at the price per share in such financing. Accordingly, at the closing of this offering, all principal and accrued but unpaid interest on the note will convert into our common stock at a conversion price equal to the price per share in this offering.

    Capital expenditures, including capital leases, were $117,000 for the period from inception to December 31, 1996, $414,000 in 1997 and $914,000 in 1998. Our capital expenditures consisted of purchases of property and equipment, primarily computer equipment and software. We expect that our capital expenditures will continue to increase in the future. Since inception, we have generally funded the purchase of property and equipment with capital leases. We have an equipment loan agreement that allows us to borrow up to $1.0 million for the purchase of property and equipment through December 1999. The initial term of the loan is 42 months from the borrowing date. The loan has an effective interest rate of 14%. At December 31, 1998, the entire $1.0 million was available under the loan. As of December 31, 1998, our commitments consisted of obligations outstanding under operating leases and $793,000 of capital lease obligations.

    We expect to experience significant growth in our operating expenses for the foreseeable future in order to execute our business plan, particularly research and development and sales and marketing expenses. As a result, we anticipate that such operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or product lines. We believe that the net proceeds from the sale of the common stock in this offering will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. Thereafter, we may find it necessary to obtain additional equity or debt financing. In the event additional financing is required, we may not be able to raise it on acceptable terms or at all.

YEAR 2000 READINESS

    "Year 2000 Issues" refer generally to the problems that some software may have in determining the correct century for the year. For example, software with date-sensitive functions that is not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results.

    We have defined Year 2000 compliant as the ability to:

    - Correctly handle date information needed for the December 31, 1999 to January 1, 2000 date change;

    - Function according to the product documentation provided for this date change, without changes in operation resulting from the advent of a new century, assuming correct configuration;

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    - Respond to two-digit date input in a way that resolves the ambiguity as to century in a disclosed, defined and predetermined manner;

    - Store and provide output of date information in ways that are unambiguous as to century if the date elements in interfaces and data storage specify the century; and

    - Recognize the Year 2000 as a leap year.

    We designed our current products to be Year 2000 compliant when configured and used in accordance with the related documentation, and provided that the underlying operating system of the host machine and any other software used with or in the host machine or our products are Year 2000 compliant. However, we have not tested our products for Year 2000 compliance. We continue to respond to customer questions about prior versions of our products on a case-by-case basis.

    We have not tested software obtained from third parties. However, we are seeking assurances from our vendors that licensed software is Year 2000 compliant. Despite assurances from developers of products incorporated into our products, our products may contain undetected errors or defects associated with Year 2000 date functions. Known or unknown errors or defects in our products could result in delay or loss of revenues, diversion of development resources, damage to our reputation, or increased service and warranty costs, any of which could seriously harm our business, financial condition and results of operations. Some commentators have predicted significant litigation regarding Year 2000 compliance issues, and we are aware of such lawsuits against other software vendors. Because of the unprecedented nature of such litigation, it is uncertain whether or to what extent we may be affected by it.

    We are assessing our material internal information technology systems, including both our own software products and third-party software and hardware technology, but we have not initiated an assessment of our non-information technology systems. We expect to complete testing of our information technology systems in 1999. To the extent that we are not able to test the technology provided by third-party vendors, we are seeking assurances from such vendors that their systems are Year 2000 compliant. We are not currently aware of any significant operational issues or costs associated with preparing our internal information technology and non-information technology systems for the Year 2000. However, we may experience significant unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal information technology and non-information technology systems.

    We do not currently have any information concerning the Year 2000 compliance status of our customers. Our current or future customers may incur significant expenses to achieve Year 2000 compliance. If our customers are not Year 2000 compliant, they may experience material costs to remedy problems, they may face litigation costs and they may delay purchases or implementation of our products. Year 2000 issues could reduce or eliminate the budgets that current or potential customers could have for purchases of our products and services. As a result, our business, financial condition and results of operations could be seriously harmed.

    We have funded our Year 2000 plan from cash balances and have not separately accounted for these costs in the past. To date, these costs have not been significant. We will incur additional costs related to the Year 2000 plan for administrative personnel to manage the project, outside contractor assistance, technical support for our products, product engineering and customer satisfaction. In addition, we may experience material problems and costs with Year 2000 compliance that could seriously harm our business, financial condition and results of operations.

    We have not yet fully developed a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. The cost of developing and implementing such a plan may itself be significant. Finally, we are also subject to external forces that

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might generally affect industry and commerce, such as utility or transportation company interruptions caused by Year 2000 compliance failures.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. We do not expect SFAS No. 133 to have a significant effect on our financial condition or results of operations.

    In November 1998, the FASB cleared for issuance SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," which will retain the limitations of SOP 97-2 on what constitutes vendor specific objective evidence of fair value. SOP 98-9 will be effective for transactions entered into in fiscal years beginning after March 15, 1999. We believe that our current revenue recognition policies and practices are consistent with the provisions of the new guidance.

    In February 1998, the AcSEC issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 establishes the accounting for costs of software products developed or purchased for internal use, including when such costs should be capitalized. We do not expect SOP 98-1, which is effective for us beginning January 1, 1999, to have a significant effect on our financial condition or results of operations.

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                                    BUSINESS

INTRODUCTION

    Net Perceptions is a leading provider of marketing solutions that enable Internet retailers to market to customers on a personalized, one-to-one-basis in real time. With our software solutions, a retailer learns from each customer interaction and, based on the information received, adjusts marketing messages and product offerings to that customer in real time. Net Perception defines its product offerings as real-time relationship marketing solutions. We believe that retailers that implement our solutions can attract more customers, generate more products per order and increase customer loyalty. To date, we have focused on providing solutions to electronic commerce retailers. Our customers currently include Barnesandnoble.com, CDnow, Egghead.com, Preview Travel, Ticketmaster Online and Value America.

    Our products enable effective real-time relationship marketing by analyzing past and current customer behavior, including purchase history, stated preferences, demographic information and Internet browsing behavior. Based on this analysis, our products use proprietary collaborative filtering technology to anticipate other merchandise or information a customer is likely to be interested in purchasing or viewing.

INDUSTRY BACKGROUND

 MARKETING IN RETAIL INDUSTRIES

    Over the past several decades, the retail industry has experienced significant consolidation, which has been accompanied by a change in how retailers market their goods and services to customers. Prior to the emergence of national chain stores and other large retailers, many retailers knew their customers personally. By learning the unique needs, tastes and preferences of each customer, the retailer could deliver a high level of personalized service. In many cases the retailer was able to recommend goods and services specifically tailored to the needs of a particular customer, providing value and saving time for the customer and increasing sales for the retailer. In addition, by knowing customer tastes, the retailer was able to buy more efficiently, resulting in less wasted or unsold inventory.

    Customers now make many of their purchases at national chain stores and other large retailers. These retailers compete primarily on the basis of price, convenience, location and selection. The personalized service delivered by the traditional retailer is often too expensive for large, modern retailers because the service delivery cost conflicts with the price savings the retailer aims to provide customers. Many large retailers communicate with their customers through unfocused mass marketing channels, such as television and print advertisements, direct mail and coupons. These mass marketing techniques provide an inexpensive way of reaching a large group of potential customers. However, these approaches are impersonal and do not allow for personalized communications with potential customers. Furthermore, they are inefficient in that the messages are received by large groups of people who are not likely customers of a given retailer or buyers of a particular product.

 ONE-TO-ONE MARKETING OPPORTUNITIES

    In recent years, competition for the attention of customers has intensified. Customers are confronted with a variety of purchase choices, in many cases at similar prices. As a result, many retailers now seek to distinguish themselves by satisfying the unique needs of each customer through one-to-one marketing. Instead of selling one product at a time to as many customers as possible in a particular sales period, one-to-one marketing uses customer databases, computer technology and interactive communications to sell to each customer as many products and services as possible. This approach requires companies to manage customers individually rather than managing only products, sales channels and programs. One-to-one marketing is designed to increase the number of products

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sold by helping customers find the products they want to purchase and by generating repeat sales. The challenge is to automate one-to-one marketing so it can be implemented effectively and inexpensively across large customer populations.

    ONE-TO-ONE MARKETING FOR ELECTRONIC COMMERCE. Because the Internet has emerged as an interactive and individually addressable communications and commerce medium, retailers now have the opportunity to implement one-to-one marketing on a mass basis. One-to-one marketing can occur on the Internet each time a customer interacts with a retailer's electronic commerce web site. The retailer can observe and record customer behavior on its web site and solicit preference information. This data can be processed to generate an understanding of the customer's interests and recommend appropriate products and services, often referred to as "personalization." With the size and tremendous growth of electronic commerce, the opportunity for one-to-one marketing on the Internet is potentially large. International Data Corporation estimates that the amount of Internet commerce worldwide will increase from $32 billion in 1998 to over $400 billion in 2002. A Jupiter Communications survey conducted in June 1998 reported that 40% of online retailers used some form of personalization and 93% of the remaining online retailers planned to implement the practice in the following 12 months.

    ONE-TO-ONE MARKETING IN TRADITIONAL CHANNELS. The one-to-one marketing model on the Internet creates new opportunities in more traditional sales channels, such as in retail stores and in outbound or inbound call centers. One-to-one marketing can occur each time a customer interacts with a retailer. In a retail store or call center, a retailer can use technology to track customer behavior and develop an understanding of the customer's tastes and preferences. The retailer can then recommend products and services that match those tastes and preferences. For example, point-of-sale terminals in retail stores can print personalized coupons. For inbound call centers, software can collect data about current and past purchases, and suggest, through the sales agent, additional products to recommend to the customer. In outbound call centers, data can be leveraged to recommend which customers should be called for a particular product offering, based on products those customers have purchased in the past.

    ONE-TO-ONE MARKETING ACROSS MULTIPLE TOUCH-POINTS. A touch-point is a point of contact between a retailer and a customer, such as a retail store, web site or call center. Those retailers that interact with customers through multiple channels or touch-points have the opportunity to learn about their customers through these interactions. We believe that retailers that are most successful in learning from all of their touch-point interactions will build the strongest relationships with their customers. Retailers need a means of sharing this learning across multiple touch-points so that activity on one touch-point can be used in recommendations produced for another touch-point.

    Realizing the potential of one-to-one marketing requires software that is:

    - ACCURATE: Recommendations generated by the software, whether for products to promote or content to display, must accurately reflect customer preferences. The more accurate the recommendations, the more effective they will be in driving customer behavior.

    - REAL-TIME: The response time for producing recommendations must be virtually unnoticeable to customers. Customers may not wait for the recommendations if they slow the interaction.

    - SCALABLE: The software must scale to allow retailers to market millions of products to millions of customers.

    - RELIABLE: The software must be reliable, so it can run 24 hours a day, 7 days a week.

    - EASY TO INTEGRATE: The software must integrate easily and effectively with external systems, including web servers, electronic commerce servers and customer management systems in call centers.

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    Existing one-to-one marketing tools have not been able to maximize the full potential of one-to-one marketing. They are unable to automatically learn from customers or to deliver recommendations in real time, thus they are unable to provide real-time relationship marketing for a retailer. In real-time relationship marketing, a retailer learns a customer's preferences during each interaction and adjusts the marketing message in real-time based on the information received. A real-time relationship marketing solution must allow for retailers to leverage the learning from all customer interactions to serve each individual customer better.

THE NET PERCEPTIONS SOLUTION

    Net Perceptions is a leading provider of real-time relationship marketing solutions that enable Internet retailers to market to customers on a personalized, one-to-one basis. With our software solutions, a retailer learns from each customer interaction and, based on the information received, can adjust marketing messages and product offerings to that customer in real time. We believe that retailers that implement our solutions can achieve the following results:

    - MORE CUSTOMERS. More of the visitors who interact with the retailer may decide to purchase, as the visitors are better able to navigate the retailer's large product offerings, and retailers can present more personalized product offerings.

    - MORE PRODUCTS PER ORDER. Because the retailer is able to present personalized product offerings to each customer, customers may purchase more products during each interaction.

    - INCREASED CUSTOMER LOYALTY. Customers value the recommendations that help them find products they like, so they may come back to the retailer that has built the relationship with them by catering to their individual tastes. The retailer benefits because the cost of keeping an existing customer is lower than the cost of acquiring a new customer.

    Our products enable effective real-time relationship marketing by analyzing past and current customer behavior, including purchase history, stated preferences, demographic information and Internet browsing behavior. Based on this analysis, our products use proprietary collaborative filtering to anticipate other merchandise or information a customer would be most interested in purchasing or viewing. Our product suite consists of the following:

    - NET PERCEPTIONS FOR E-COMMERCE. Our Net Perceptions for E-commerce product is a leading real-time relationship marketing solution for electronic commerce. It offers retailers the ability to automatically target their merchandise to customers who visit their web sites based on each customer's individual tastes, preferences and behavior.

    - NET PERCEPTIONS FOR CALL CENTERS. Our Net Perceptions for Call Centers product is designed to provide personalized recommendations to the call center operator for products a caller is likely to purchase based on the caller's individual tastes and preferences.

    - NET PERCEPTIONS RECOMMENDATION ENGINE. Our recommendation engine provides a robust platform for implementing real-time relationship marketing solutions. We leverage our development effort by investing in this general-purpose relationship marketing platform that supports the analysis and prediction requirements of all of our market-specific products. This platform can be used to leverage data across multiple customer touch-points.

    Each of our products has the following characteristics:

    - ACCURACY. We design our products to provide high recommendation accuracy for our customers.

    - REAL-TIME. Our solutions are designed to meet the real-time requirements of large web sites, call centers and other retailers by delivering personalized responses in fractions of a second.

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    - SCALABILITY.  We design our products to satisfy the volume requirements of the large web sites, call centers and other retailers.

    - RELIABILITY. We design our products to provide high reliability, including support for online database backups, and rapid database restoration, if necessary.

    - INTEGRATION. We base our solutions on a distributed architecture that is flexible enough to integrate with new or existing marketing implementations, including web site and call center software.

    Our solutions provide real-time relationship marketing both on the Internet and in traditional marketing applications.

STRATEGY

    Our objective is to extend our leadership position in providing real-time relationship marketing solutions to Internet and traditional retailers. Key elements of our strategy to achieve this objective include the following:

    MAINTAIN AND EXTEND TECHNOLOGY LEADERSHIP. We intend to maintain and extend our technological leadership in real-time relationship marketing solutions through continued investment in the development of our proprietary recommendation engine and other predictive technologies. We believe that we are currently a technology leader in collaborative filtering and in real-time relationship marketing because of the accuracy, real-time functionality, scalability, reliability and ease of integration of our products. We intend to maintain an open architecture so that our recommendation engine will continue to integrate with major platforms and technologies as they evolve. We believe that maintaining and enhancing our products and services is critical to solidifying our technology leadership and strengthening our customer relationships.

    LEVERAGE TECHNOLOGY INVESTMENTS IN NEW VERTICAL APPLICATION SOLUTIONS. We intend to leverage our investment in our recommendation platform into additional on-line and traditional markets, including applications for corporate intranets, direct marketing and retail environments. We believe that there are complementary vertical applications of our technology beyond our current offerings in electronic commerce and call center systems. We believe many of our customers will use our technology across many of their customer touch-points, leveraging both our recommendation platform as well as our existing vertical applications.

    PROVIDE VALUE-ADDED PROFESSIONAL SERVICES. We intend to continuously increase the value of our solutions to customers by offering additional and improved professional services. We provide our customers with a comprehensive array of services, including training and consulting services, software updates, documentation updates, telephone support and web-based support. We believe the relationships developed with our customers by providing services are critical to understanding customer needs and thereafter designing our solutions to satisfy these needs. In addition, by providing superior professional services, we can heighten customer awareness of real-time relationship marketing, which creates opportunities for us to sell new products and services to existing customers.

    BUILD GLOBAL PRESENCE. We intend to develop our international presence to address the global adoption of the Internet and to address international demand for real-time relationship marketing solutions. We believe that international markets present an attractive growth opportunity and that an early presence in international markets will enhance our long-term competitive position in these regions. We intend to increase our international sales capabilities by developing a direct sales and support presence in selected European and Asian markets, adding international distributors in targeted countries, developing joint marketing programs with distributors and developing localized versions of our product.

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    BROADEN DISTRIBUTION CHANNELS AND BUILD STRATEGIC ALLIANCES.  We intend to expand our indirect distribution channels by recruiting additional resellers, systems integrators, original equipment manufacturers and strategic alliance partners. Over time, we expect that indirect sales will represent a higher percentage of total sales. We believe that designing our products to interface with the products of leading vendors of web site and call center software will make our products more attractive to strategic alliance partners, resellers, systems integrators and original equipment manufacturers. We believe these distribution partners will provide an additional sales and marketing channel and facilitate the successful deployment of our products.

PRODUCTS

    Our product line includes the following: Net Perceptions for E-commerce, Net Perceptions for Call Centers and Net Perceptions Recommendation Engine.

 NET PERCEPTIONS FOR E-COMMERCE

    Net Perceptions for E-commerce allows on-line retailers to create a personalized shopping environment using real-time relationship marketing. Net Perceptions for E-commerce can be used to dynamically predict which products to recommend to each customer browsing an electronic commerce site, based on past and current customer behavior, including purchase history, stated preferences, demographic information and Internet browsing behavior. These recommendations are presented to the customer, who may find additional appealing products and purchase them.

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
    The following graphic shows a typical customer interacting with a commerce web site that is using Net Perceptions for E-commerce.

                               [GRAPHIC]
There are five parts to the graphic with arrows connecting them. The first part is a photo of a woman in front of a computer, pointing at the monitor. The caption "1 Customer visits a retailer's electronic commerce web site that utilizes Net Perceptions for E-commerce software." appears under the photo. An arrow leads down to the second part. The second part consists of the title "Client's Web Site" centered over a computer screen with the word "Welcome!" appearing on the computer screen. The caption "2 The customer browses the retailer's web site." appears under the computer screen. An arrow leads up to the third part. The third part consists of the title "Net Perceptions for E-commerce" centered over an oval with the words "Net Perceptions Recommendation Engine" contained within the oval and a hexagon with the words "Customer Preference Database" contained within the hexagon. The oval and hexagon are superimposed over a picture of a computer keyboard. The caption "3 The web site solicits customer preference information and tracks the customer's browsing behaviors and purchases." appears below the oval. Adjacent to this caption below the hexagon is the caption "4 The recommendation engine predicts other products likely to to be appealing to the customer." Below these captions, an arrow leads to a picture of three computer screens superimposed on each other with the top screen containing the words "Recommended Merchandise" and the letters "A", "B" and "C". An arrow leads across to a picture of a computer screen containing the letter "C" and the word "Buy". Directly below this computer screen is the caption "5 The web site presents products likely to be appealing to the customer."

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    Net Perceptions for E-commerce can also be used in many other ways, including the following:

    - PERSONALIZED SPECIAL OFFERS. A "special offers" list can be personalized to include products likely to appeal to the customer.

    - PRODUCT RECOMMENDATION CENTER. A product recommendation center can allow customers to express opinions about products and receive recommendations of other products likely to be appealing.

    - GIFT CENTER. A gift center can help customers choose gifts for others by allowing the customer to name a few items liked by the intended recipient of the gift. The gift center recommends other products the recipient will like based on the stated preferences.

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
 NET PERCEPTIONS FOR CALL CENTERS

    Net Perceptions for Call Centers allows call center retailers to recommend products to customers using real-time relationship marketing. Net Perceptions for Call Centers can be used to create product recommendations for customers based on their past and present interaction with the call center, including past purchases and customer inquiries. Net Perceptions for Call Centers is more powerful than a traditional cross-sell table, because the recommendations are created in real-time and updated based on the interests of a particular customer.

    The following graphic illustrates the operation of Net Perceptions for Call Centers.

                               [GRAPHIC]

Graphic depicting Net Perceptions for Call Centers. Underneath are four parts to the graphic with arrows connecting them. The first part is a photo of a woman using a telephone. The caption "1 Customer phones a call center supported by Net Perceptions for Call Centers to place an order." appears under the photo. An arrow leads down to the second part. The second part consists of the title "Client's Call Center" centered over a photo of an operator pointing at a computer monitor. A caption to the bottom right of the photo reads "2 The operator takes the order and enters it into the order processing system (OPS)." An arrow leads from part two to a black square with the words "Client's Order Processing System" in white text in the black square. An arrow runs from the black square back to part two. Under this arrow is the caption "5 The products recommended by the Recommendation Engine are displayed on the operator's screen." Another arrow leads up from the black square to the third part. This consists of the title "Net Perceptions for Call Centers" centered over an oval with the words "Net Perceptions Recommendation Engine" contained within the oval and a hexagon with the words "Customer Preference Database" contained within the hexagon. The oval and hexagon are superimposed over a picture of a computer keyboard. The caption "3 The OPS forwards the content of the current order to the Net Perceptions Recommendation Engine" appears below the oval. Below the hexagon is the caption "4 The recommendation engine predicts other products likely to to be appealing to the customer." An arrow runs from the oval back down to the black square.

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    We announced the commercial launch of Net Perceptions for Call Centers in
November 1998 and made our initial shipments in early 1999. Net Perceptions for Call Centers has not received any degree of market acceptance. See "Risk Factors--We recently announced Net Perceptions for Call Centers, which may not achieve market acceptance."

    Net Perceptions for Call Centers can be integrated with other parts of call center systems for more sophisticated applications, including:

    - The inventory database, so only products with sufficient inventory levels are recommended;

    - The product database, so recommendations can be based on additional information about the products; and

    - The pricing database, so only products with sufficient profit margins are recommended.

 NET PERCEPTIONS RECOMMENDATION ENGINE

    The Net Perceptions Recommendation Engine allows customers to deploy the recommendation engine technology within their own, unique applications. The Net Perceptions Recommendation Engine evolved from our original GroupLens Recommendation Engine, which was a general-purpose tool for real-time relationship marketing. The Net Perceptions Recommendation Engine has evolved into a

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
general platform that supports Net Perceptions for E-commerce and Net Perceptions for Call Centers. In addition, we license the Net Perceptions Recommendation Engine separately to customers who would prefer to apply the functionality of the recommendation engine in markets for which we do not yet have a specific vertical product. For example, customers have incorporated the Net Perceptions Recommendation Engine into:

    - Content-based applications, for helping customers find the news and information in which they are most interested; and

    - Original equipment manufacturer software applications, in which the recommendation engine is embedded.

PRODUCTS UNDER DEVELOPMENT

    We are developing new products planned for introduction later in 1999. These products consist of Net Perceptions for Marketing Campaigns and Net Perceptions for Knowledge Management.

    NET PERCEPTIONS FOR MARKETING CAMPAIGNS. Net Perceptions for Marketing Campaigns is being designed as a tool for managing and personalizing outbound promotional electronic mail campaigns. It is being designed to analyze past customer responses and purchase behavior to select a personalized set of products to target to each set of customers, or to select a set of customers to target for a particular product. The set of products can then be recommended to the customers through promotional e-mail. Net Perceptions for Marketing Campaigns is being designed to include a graphical user interface that visually shows the effectiveness of the ongoing promotional campaign. We believe that the ability of the recommendation engine to better tailor message content to the recipient on a one-to-one basis should yield higher response rates per mailing and will provide a core competitive advantage.

    NET PERCEPTIONS FOR KNOWLEDGE MANAGEMENT. Net Perceptions for Knowledge Management is being designed to apply the real-time relationship management capabilities of the recommendation platform to knowledge management. Knowledge Management means proactively planning and managing a company's process for leveraging information and employee knowledge to achieve a competitive advantage in a marketplace. Net Perceptions for Knowledge Management is being designed to integrate with existing information management systems, such as search engines, document management systems, Lotus Notes and the web, and to track the everyday interactions between these systems and their users. Using the interaction information, Net Perceptions for Knowledge Management is being designed to automatically locate documents and data repositories containing relevant information for each user. It is also being designed to help users locate other users with knowledge and interest in specific subject areas. We believe these applications will improve the efficiency of employees in working with an enterprise's existing knowledge database.

    Software products as complex as those currently under development by us are subject to frequent delays, and we may encounter difficulties that could delay or prevent the successful and timely development, introduction and marketing of these products under development. Moreover, even if such products under development are completed and introduced, they may never achieve any significant degree of market acceptance. Failure to release these products under development on a timely basis, or failure of these products under development, if and when released, to achieve any degree of market acceptance, could seriously harm our business, financial condition and results of operations.

PROFESSIONAL SERVICES

    Our professional services organization provides consulting services, education and training and customer support. We believe that providing a high level of customer service and technical support is critical to the satisfaction of our customers and our own success. As of February 28, 1999, our professional services staff consisted of 11 employees.

    CONSULTING SERVICES. We offer a variety of professional services focused on providing customers solutions that are delivered either by our specialists or through one of our regional or national partners trained in the use and implementation of our products. These services include project management, in-depth application design and implementation. Fees for professional services are typically charged separately from our software license fees. We believe consulting services are strategically valuable to our customers because they provide customers with a source of technical and personalization expertise to support the timely and efficient implementation of our products.

    EDUCATION AND TRAINING. We offer extensive education and training programs to our customers. Training classes are offered at our offices in Minneapolis, San Francisco and New York. We also provide training at our customers' facilities upon their request. Fees for education and training services are typically charged separately from our software license fees.

    CUSTOMER SUPPORT. We provide our customers with an array of support services, including telephone support, web-based support and updates to our products and documentation. Our web-based support is available 24 hours a day and provides answers to frequently asked questions, technical advice and an area for downloading product updates. We enter into maintenance and support contracts separate from our product license agreements. Fees are typically 18% of the license fees for the associated software product. These contracts are renewable for an annual fee typically equivalent to 18% of the current list price of the software licensed by the customer.

TECHNOLOGY

 REAL-TIME RECOMMENDATION ENGINE PLATFORM

    The Net Perceptions real-time recommendation engine platform is the foundation of our real-time relationship marketing solutions. Our platform is designed to integrate easily and effectively with external systems, such as web servers, electronic commerce servers, on-line ad servers and call center software systems. Our platform is designed to provide accurate customer recommendations and to exploit the performance and scalability advantages of modern, multiple-processor, shared memory computers.

    The platform contains the recommendation engine, a database of customer preferences and an application programmer's interface. The customer preference database is a specially structured database in a commercial database management system, such as Microsoft SQL server or Oracle databases. The recommendation engine in the platform is independent from the customer interaction environment. Vertical applications are built on the platform to leverage the technology investment. The figure below shows our current products, which utilize the real-time recommendation engine platform.

                                   [GRAPHIC]
The graphic consists of three levels of shapes arranged vertically. The top level is an oval containing the words "Client Applications" above the words "web servers - call centers." The second level is directly below the first level and contains two smaller ovals adjacent to one another. The first oval contains the words "Net Perceptions for E-commerce." The second oval contains the words "Net Perceptions for Call Centers." The third level is located directly below the first and second ovals from the second level. The third level contains a rectangle containing the words "Application Programmer's Interface." The rectangle is located directly above an oval containing the words "Net Perceptions Recommendation Engine." The oval is located above a hexagon containing the words "Customer Preference Database." The oval and hexagon are separated by a two-way arrow pointing at each of the oval and hexagon. A dotted line runs the length of the third level. The dotted line is intersected in the middle with the words "Recommendation Engine Platform."

    The customer preference database stores customer preference data used by the recommendation engine to produce recommendations. The data may include customer purchasing behavior, statements of preference explicitly made by the customer, demographic information about the customer and behavioral information about the customer. The preference database may also contain information supplied by a marketer, for example groups of products the marketer explicitly wants to be recommended together or products that are substitutes for one another.

    The engine responds to requests for recommendations and applies a series of predictive algorithms to produce recommendations in real time. Examples of the types of questions the analytical engine can be used to answer include:

    - What is the customer's likely opinion of a specific product?

    - What is the customer's propensity to purchase any of the following ten products?

    - Given the contents of his or her shopping basket, what else is this customer likely to buy?

    - Who are other customers similar to this customer?

    The application programmer's interface provides the link between the recommendation engine and other applications and allows applications such as web servers and call center systems to "ask questions" of the recommendation engine, which provides answers to drive the interaction with customers.

 COLLABORATIVE FILTERING

    Our core predictive technology resides in the recommendation engine and incorporates a base of research and development in collaborative filtering initiated in 1992 at the University of Minnesota. Collaborative filtering compares selected attributes of a customer's preferences, opinions and behavior to the attributes of large customer populations. Groups of customers exhibiting attributes similar to the specific customer are analyzed to determine the likely preferences of the customer. The following figure illustrates the process of producing product recommendations using collaborative filtering:

                               [GRAPHIC]
Four part graphic depicting the process of producing product recommendations using collaborative filtering. The first part is a photo of a man's face with a caption underneath that reads "1 Information about the customer is gathered." A large arrow points from the photo to part two, a photo of numerous faces, with three of the faces separated from the group by an encircling line. Underneath part two, the caption read, "2 A "neighborhood" of similar customers is identified." A large arrow points to part three. Part three is a photo of the encircled three faces from part two, but without the background of additional faces. The caption under part three reads, "3 The "neighborhood" is analyzed." A large arrow leads from part three to part four, a fuzzy photo of the three faces without the encircling line, with the text "Recommendations", "A", "B" and "C" printed over the faces. The caption under part four reads, "4 Recommendations based on the analysis of the neighborhood are made."

    Collaborative filtering is driven by information about customer preferences, such as explicit statements of preference, and implicit statements of preference, such as time spent looking at an item and purchasing behavior. Known customer preference information is used to identify a group or "neighborhood" of other customers who share preferences with the customer in question. The collective preferences of the neighborhood are used to predict unknown preferences of the customer in question, such as which products the customer is most likely to purchase.

CUSTOMERS

    As of December 31, 1998, we had licensed products to more than 70 customers. These customers are in various stages of deployment of our products. The following is a representative list of our customers that accounted for at least $25,000 in bookings to us during the period from January 1, 1997 to December 31, 1998:

               BOOKS                                 MUSIC                             GENERAL RETAIL
------------------------------------  ------------------------------------  ------------------------------------
Audio Book Club                       CDnow                                 Bluefly
Barnesandnoble.com                    Musicland/Sam Goody                   iMall
Bertlesmann                           (MLG Internet)                        J.C. Penney Company
Chapters                              MuZic Depot                           Petters Company
Computer Book Shops                   Launch Media                          Skymall
Indigo Books                          Seneca Media Group                    Value America
                                      Soundstone Entertainment
                                      Tower Records

               MOVIES                            GROCERIES/FOOD                      SOFTWARE/COMPUTERS
------------------------------------  ------------------------------------  ------------------------------------
Digital Courier Technologies          Digital Chef                          Buy.com
DVD Express                           HomeGrocer.com                        Egghead.com
Millenium Communications              Let's Eat Out                         Chumbo.com
Trans World Entertainment                                                   TechWave
Wherehouse.com

           ENTERTAINMENT                             OTHER
------------------------------------  ------------------------------------
Billboard TalentNet                   Action World
City Online                           Art.com
Ticketmaster Online                   ASKUL Corporation
                                      Bass Pro
                                      Bid.com
                                      BrainPlay.com
                                      iVillage
                                      Preview Travel

    An example of the manner in which our products may be used to address specific application needs is set forth below.

    CDNOW. CDnow (cdnow.com) is an online music store that wanted to provide its electronic shoppers with item suggestions quickly and easily. In the fall of 1997, CDnow presented us with the challenge of personalizing its large inventory for each single visitor. CDnow selected the Net Perceptions Recommendation Engine because of its collaborative filtering technology and ease of implementation. The CDnow Gift Selector was created utilizing the Net Perceptions Recommendation Engine with CDnow's existing customer purchase history data. Visitors to the CDnow site are able to enter the names of musical artists to obtain a list of corresponding gift recommendations. This feature was launched in November 1997. Shortly after the holidays, it was renamed "Album Advisor" and made a permanent part of the CDnow site. "Album Advisor" became one of the most popular pages on the CDnow site. In the fall of 1998, CDnow expanded its use of personalization technology when it launched the "My CDnow" section of its site. These personalized pages, which use the Net Perceptions for E-commerce product, allow visitors to combine their personalized music recommendations with order history and wish list for a satisfying shopping experience.

SALES AND MARKETING

    We market our software and services through our direct sales organization and through indirect distribution channels, including resellers, systems integrators and original equipment manufacturers. We have sales offices in Minneapolis, San Francisco and New York.

    As of February 28, 1999, our direct sales organization included 25 sales representatives, managers, business development representatives and support personnel. We intend to increase our North American sales force as demand requires by opening additional field sales offices. However, competition for such personnel is intense, and we may not be able to attract highly qualified sales and marketing personnel. Additionally, we intend to expand our presence in international markets by building our international sales force. We believe that this will be necessary in order to grow our revenues. We may also need to localize our products in various markets. However, we have limited experience in developing localized versions of our products and marketing and distributing our products internationally. Accordingly, we may not be successful in international markets. See "Risk Factors--We are dependent upon key personnel" and "--We depend on international sales, and, therefore, our business is susceptible to numerous risks associated with international operations."

    Our sales organization is complemented by distribution partners, including resellers, systems integrators and original equipment manufacturers. These partners license our products at a discount for re-licensing, and may provide training, support and customer service to end users. In 1998, our distribution partners were responsible for 8% of our product revenues. We anticipate that the percentage of our total revenues derived from indirect sales will increase in the future. However, we may not be able to attract or retain resellers, systems integrators and original equipment manufacturers. We expect that a material increase in our indirect sales as a percentage of revenues will adversely affect our average selling prices and gross margins due to the lower unit prices that we receive when selling through indirect channels. See "Risk Factors--We rely on resellers and need to develop this sales channel. If our reseller channel does not perform adequately, our business could be seriously harmed." and "--We rely on original equipment manufacturers and need to develop this sales channel. If our original equipment manufacturer channel does not perform adequately, our business could be seriously harmed."

    As of February 28, 1999, our marketing organization consisted of 13 employees primarily engaged in marketing research, producing marketing materials, product planning, managing press coverage and other public relations, identifying potential customers, attending and exhibiting at trade shows, seminars and conferences, creating presentations and sales tools, establishing and maintaining close relationships with industry analysts and maintaining our web site. In addition, we rely on various outside consultants to supplement our marketing organization for various public relations and market research requirements.

RESEARCH AND DEVELOPMENT

    Our research and development organization is responsible for product architecture, core technology, product testing and quality assurance, writing product user documentation, and expanding the ability of our products to operate with the leading hardware platforms, operating systems and database management systems. In addition, this organization supports some pre-sale and customer support activities. Our research and development organization is divided into teams consisting of development engineers, product managers, quality assurance engineers and technical writers.

    As of February 28, 1999, our research and development staff consisted of 31 employees. Our total expenses for research and development were $378,000 in 1996, $1.4 million in 1997 and $2.4 million in 1998. We believe that research and development expenses will continue to increase in the future. To date, our development efforts have not resulted in any capitalized software development costs.

    We believe that our future performance will depend in large part on our ability to:

    - Maintain and enhance our current product line;

    - Develop new products that achieve market acceptance;

    - Maintain technological competitiveness; and

    - Meet an expanding range of customer requirements.

    We currently plan to introduce and market several potential new products later in 1999. These potential new products are subject to significant technical risks. We may experience delays in the commencement of commercial shipments of potential new products, resulting in delay or loss of product revenues. If the potential new products do not achieve market acceptance, or we are unable, for technological or other reasons, to develop, introduce and sell such potential new products in a timely manner, our business, financial condition and results of operations will be seriously harmed. Software products as complex as those we offer may contain undetected errors or failures when first introduced or when new versions are released. We have in the past discovered software errors in our new products after their introduction. Although we have not experienced serious harm from any such errors to date, we may, despite testing by us and by current and potential customers, discover errors in new versions of existing products or potential new products after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which could seriously harm our business, financial condition and results of operations. See "Risk Factors--We are dependent on potential new products. If these potential new products are not launched on a timely basis or do not achieve market acceptance, our business will be seriously harmed" and "--We recently announced Net Perceptions for Call Centers, which may not achieve market acceptance."

COMPETITION

    The market for our products is intensely competitive, evolving and subject to rapid technological change. We expect the intensity of competition to increase in the future. Competitors vary in size and in the scope and breadth of the products and services offered. In the license of electronic commerce products, we primarily encounter competition from the LikeMinds division of Andromedia, the Aptex division of HNC Software and Personify. Microsoft Corporation recently acquired FireFly Network Inc., a company with collaborative filtering technology and, as a result, we expect that we will encounter competition from Microsoft in the future. We expect that if we are successful in our strategy to leverage our technology into new vertical markets, we will encounter many additional, market-specific competitors. In addition, because there are relatively low barriers to entry in the software market, we expect additional competition from other established and emerging companies as the Internet software market continues to develop and expand.

    We believe that the principal competitive factors affecting our market include core technology, product features, product quality and performance, customer service and price. Although we believe that our products currently compete favorably with respect to such factors, our market is relatively new and is rapidly evolving. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

    Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we have. In addition, many of our competitors have well-established relationships with current and potential customers of ours, have extensive knowledge of our industry and are capable of offering a single-vendor solution. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than we can. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of software industry consolidations.

    Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our business, financial condition and results of operations. We may not be able to compete successfully against current and future competitors.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

    We are a technology company. Our success depends on protecting our intellectual property, which are our most important assets. If we do not adequately protect our intellectual property, our business, financial condition and results of operations would be seriously harmed.

    We license our software and require our customers to enter into license agreements, which impose restrictions on our customers' ability to utilize the software. In addition, we seek to avoid disclosure of our trade secrets, including but not limited to requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection.

    We have four pending U.S. patent applications. We also have license rights to one issued U.S. patent, one allowed U.S. patent application and one pending U.S. patent application from the University of Minnesota. We have no issued foreign patents, nor do we have any pending foreign patent applications. It is possible that no patents will issue from the currently pending patent applications. It is also possible that our current patents or potential future patents may be found invalid or unenforceable, or otherwise be successfully challenged. It is also possible that any patent issued to us may not provide us with any competitive advantages. It is also possible that we may not develop future proprietary products or technologies that are patentable, and that the patents of others may seriously limit our ability to do business. In this regard, we have not performed any comprehensive analysis of patents of others that may limit our ability to do business.

    Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around patents issued to us or our other intellectual property.

    There has been a substantial amount of litigation in the software industry regarding intellectual property rights. We have from time to time received claims that we are infringing third parties' intellectual property rights. It is possible that in the future third parties may claim that our current or potential future products infringe their intellectual property. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business, financial condition and results of operations.

    We license personalization screening and collaborative filtering technology known as the "GroupLens" technology from the University of Minnesota pursuant to an exclusive, worldwide, license agreement. The exclusive rights granted are subject to non-exclusive rights retained by:

    - AT&T Corporation, for portions of the technology funded by AT&T;

    - The United States government, for government-funded aspects of the technology, but solely for government purposes; and

    - The University of Minnesota, for its own educational and research purposes.

    The license agreement also provides that for the three academic years ending in the spring of 2000, we will pay research fees to the University of Minnesota for exclusive rights to commercial applications that the research may produce related to improvements to the GroupLens technology. If the agreement is terminated prior to the end of the 1999-2000 academic year or if we are unable to renew the agreement, we will no longer have access to the research conducted by the University of Minnesota, which could result in an increased burden on our product development department, as well as a reduction in improvements to our core technology. We may not be able to renew the agreement, hire adequate personnel to meet any increased demands on our product development department, or continue to advance our technology on a timely basis. If we are unable to renew the agreement, hire sufficient personnel or develop product improvements in a timely manner, our business, financial condition and results of operations would be seriously harmed.

    We integrate third-party software in our software products. For instance, we license the Orbix object request broker from IONA Technologies for use in our Net Perceptions for E-commerce, Net Perceptions for Call Centers and Net Perceptions Recommendation Engine products. The agreement expires in July 2001. The third-party software may not continue to be available to us on commercially reasonable terms. We may not be able to renew this agreement or develop alternative technology. If we cannot maintain licenses to key third-party software, such as Orbix, develop similar technology or license similar technology from another source on a timely or commercially feasible basis, our business, financial condition and results of operations could be seriously harmed.

EMPLOYEES

    As of February 28, 1999, we had a total of 92 employees, including 38 in sales and marketing, 31 in research and development, 11 in customer support and 12 in administration. All of these employees were located in the United States. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good.

FACILITIES

    Our principal sales, marketing, research and development, and administrative facility occupies approximately 23,000 square feet in Minneapolis, pursuant to a lease that expires on December 31, 2003. In addition, we also lease sales and support offices in the metropolitan areas of San Francisco and New York. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

    The executive officers and directors of Net Perceptions, and their ages as of February 28, 1999, are as follows:

             NAME               AGE                          POSITION
------------------------------  ---  --------------------------------------------------------
Steven J. Snyder..............  44   President, Chief Executive Officer and Director
Nanci Anderson................  42   Vice President of Customer Solutions
Paul Bieganski................  34   Chief Technical Officer
Thomas M. Donnelly............  35   Chief Financial Officer and Secretary
P. Stephen Larsen.............  48   Vice President of Marketing and Business Development
Bradley N. Miller.............  34   Vice President of Product Development
George E. Moser...............  43   Vice President of Worldwide Sales
John T. Riedl.................  37   Director and Chief Scientist
Douglas J. Burgum.............  42   Director and Member of the Audit and Compensation
                                     Committees
Ann L. Winblad................  48   Director and Member of the Audit and Compensation
                                     Committees

    Dr. Snyder co-founded Net Perceptions in July 1996 and since such time has served as our President and Chief Executive Officer and as a director. From January 1996 to July 1996, Dr. Snyder served as an independent consultant. From July 1993 to December 1995, Dr. Snyder served as Vice President of Software Development at Personnel Decisions International, Inc., a human resources consulting firm. Dr. Snyder pursued his doctorate in psychology from 1988 to 1994. From 1983 to 1988 Dr. Snyder was employed by Microsoft Corporation, a software company, where he held several posts including IBM Account Manager and General Manager of the Language Business Unit. Dr. Snyder holds a B.S. in mathematics from Drexel University, an M.B.A. from Harvard University and an M.A. and a Ph.D. in psychology from the University of Minnesota.

    Ms. Anderson joined Net Perceptions in September 1998 as our General Manager of Customer Solutions, and in March 1999 was promoted to Vice President of Customer Solutions. From February 1998 to September 1998, Ms. Anderson was Technology Services Practice Director for Oracle Corporation, a software company. From December 1996 to February 1998, Ms. Anderson was General Manager/COO for KeyTech, LLC, a software development firm specializing in object-oriented and internet application development services. From April 1995 to December 1996, Ms. Anderson was Area Services Director for Lawson Software Corporation, a software company. From June 1994 to April 1995, Ms. Anderson was Regional Services Manager for Lawson Software. From May 1993 to June 1994, Ms. Anderson served as Vice President of Customer Support and Services for ONTOS Corporation, a vendor of object-oriented database and software tools. Previously, Ms. Anderson was Director of U.S. Client Services for Cognos Corporation, a software company.

    Dr. Bieganski joined Net Perceptions in August 1997, as our Director of Algorithm Development, and in November 1998 became Net Perceptions' Chief Technical Officer. From September 1995 to August 1997, Dr. Bieganski was the Vice President of Research and Development at Signum Systems, a manufacturer of embedded systems software and hardware development tools. From January 1994 to September 1995, Dr. Bieganski co-founded and served as President at TeleMedical, Inc., a medical services company. From June 1990 to January 1994, Dr. Bieganski served as Vice President of Research and Development of Advanced Medical Systems, a manufacturer of medical diagnostic devices. From September 1988 to June 1990, Dr. Bieganski served as Chief Engineer of Advanced Medical Systems. Dr. Bieganski holds a B.S., an M.S. and a Ph.D. in computer science from the University of Minnesota.

    Mr. Donnelly joined Net Perceptions in March 1997 as our Corporate Controller, and in March 1998 became Net Perceptions' Chief Financial Officer. In February 1999, Mr. Donnelly was appointed Secretary. From March 1995 to March 1997, Mr. Donnelly served as a financial and management consultant in the capacity of chief financial officer or corporate controller for various public and private companies and partnerships, including Net Perceptions from September 1996 to March 1997. From December 1992 to March 1995, Mr. Donnelly was the Chief Financial Officer of Medical Documenting Systems, Inc., a medical software company. Prior to 1994, Mr. Donnelly was employed by Marshall Financial Group, Inc., a merchant banking company, and Staats International, Inc., an architectural company. Mr. Donnelly holds a B.A. in economics from St. Olaf College.

    Mr. Larsen joined Net Perceptions in June 1997 as our Vice President of Marketing and Business Development. From August 1996 to June 1997, Mr. Larsen served as Vice President of Business Development for CitySearch, Inc., a community-based information service. From July 1995 to August 1996, Mr. Larsen was President and Managing Partner of Digital Dynamics, a consulting company. Previously, Mr. Larsen led new business units at Prodigy Services Company, an Internet company, and at AT&T Corporation, a telecommunications company. Mr. Larsen holds an A.A. from Rochester State College.

    Mr. Miller co-founded Net Perceptions in July 1996 and since such time has served as our Vice President of Product Development. From September 1992 to July 1996, Mr. Miller was a Ph.D. candidate in Computer Science at the University of Minnesota. From August 1990 to July 1992, Mr. Miller was a project leader at Apertus Technologies, Inc., a software company, for an enterprise database synchronization product. From June 1986 to August 1990, Mr. Miller was an engineer in the artificial intelligence research group at the energy management systems division of Control Data, a software company. Mr. Miller holds a B.A. in physics and computer science from Luther College, and an M.S. in computer science from the University of Minnesota.

    Mr. Moser joined Net Perceptions in January 1997 as our Regional Director of Sales, East Region. In September 1997, Mr. Moser was appointed Vice President of Worldwide Sales. From March 1993 to December 1996, Mr. Moser was the Director, East Region for Autodesk, Inc., a software company. From February 1983 to February 1993, Mr. Moser was employed by the technology division of Schlumberger Inc., an oil field services company, as Director of Worldwide Major Accounts. Mr. Moser holds a B.S. in management and an M.B.A. from the University of Hartford.

    Dr. Riedl co-founded Net Perceptions in July 1996 and since such time has served as a director. In November 1998, Dr. Riedl became our Chief Scientist. From July 1996 until November 1998, Dr. Riedl served as our Chief Technical Officer. Dr. Riedl has been a professor in the computer science department at the University of Minnesota since March 1990. Dr. Riedl holds a B.S. in mathematics from the University of Notre Dame and an M.S. and a Ph.D. in computer science from Purdue University.

    Mr. Burgum became a director of Net Perceptions in January 1999. Mr. Burgum has served as President of Great Plains Software, Inc., a software company, since March 1984, Chief Executive Officer since September 1991 and Chairman of the Board since January 1996. Mr. Burgum served as Vice President and a director of Great Plains Software from March 1983 to March 1984. Before joining Great Plains Software, Mr. Burgum was a management consultant in the Chicago office of McKinsey & Company, Inc. Mr. Burgum holds a B.U.S. from North Dakota State University and an M.B.A. from Stanford University.

    Ms. Winblad became a director of Net Perceptions in August 1996. Ms. Winblad has been a General Partner of Hummer Winblad Venture Partners, a venture capital investment firm, since 1989. Ms. Winblad is also a director of Hyperion Solutions, Inc., a software company. Ms. Winblad holds a B.A. in mathematics and business administration from the College of Saint Catherine and an M.A. in education with an economics focus from the University of St. Thomas.

    Net Perceptions currently has authorized four directors. Each director holds office until the next annual meeting of stockholders or until a successor is duly elected and qualified. The officers serve at the discretion of the board of directors. There are no family relationships among the directors and officers of Net Perceptions.

BOARD COMMITTEES

    The audit committee consists of Mr. Burgum and Ms. Winblad. The audit committee makes recommendations to the board of directors regarding the selection of independent accountants, reviews the results and scope of audit and other services provided by our independent accountants and reviews and evaluates our audit and control functions.

    The compensation committee consists of Mr. Burgum and Ms. Winblad. The compensation committee makes recommendations regarding our stock plans and makes decisions concerning salaries and incentive compensation for our employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of the members of the compensation committee is currently or has been, at any time since the formation of Net Perceptions, an officer or employee of Net Perceptions. No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION

    We do not currently provide our directors with cash compensation for their services as members of the board of directors, although members are reimbursed for some expenses in connection with attendance at board and committee meetings. In January 1999, Mr. Burgum received an option to purchase 30,000 shares of common stock at an exercise price of $5.50 per share. The option is immediately exercisable. The shares purchasable thereunder are subject to repurchase by us at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in such shares. The repurchase right lapses as to the option shares in a series of 24 equal monthly installments from the grant date, but will become fully vested if the board deems it desirable to avoid adverse accounting treatment with respect to the option. Directors are eligible to participate in our stock plans, and beginning in 1999, employee directors will also be able to participate in our 1999 Equity Incentive Plan, and non-employee directors will receive periodic option grants under our 1999 Non-Employee Director Option Plan. See "Management--1999 Equity Incentive Plan."

EXECUTIVE COMPENSATION

    The following table sets forth information with respect to compensation we paid in 1998 for services to us by our Chief Executive Officer and our four other highest-paid executive officers whose total salary and bonus for such fiscal year exceeded $100,000. Such officers are referred to in this prospectus as the "Named Executive Officers."

                                                                     LONG-TERM
                                                                    COMPENSATION
                                                                       AWARDS
                                                                   --------------
                                                                     NUMBER OF
                                                 ANNUAL              SHARES OF
                                            COMPENSATION(1)         COMMON STOCK
                                          --------------------       UNDERLYING       ALL OTHER
                                          SALARY($)   BONUS($)        OPTIONS      COMPENSATION($)(3)
                                          ---------   --------     --------------  ---------------
Steven J. Snyder .......................    130,000     10,000             --               --
  President and Chief Executive Officer
P. Stephen Larsen ......................    175,000     23,500        140,000               --
  Vice President of Marketing and
  Business Development
Bradley N. Miller ......................    105,000     10,000             --               --
  Vice President of Product Development
Paul Bieganski .........................    120,000     20,000             --            9,000
  Chief Technical Officer
George E. Moser ........................    122,500     82,500(2)     140,000           50,000
  Vice President of Worldwide Sales

---------

(1) Includes amounts deferred under our 401(k) plan.

(2) Includes commissions of $72,500.

(3) Represents relocation expenses.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth each grant of stock options in 1998 to each of the Named Executive Officers. No stock appreciation rights were granted during such fiscal year.

                                                                                              POTENTIAL REALIZABLE
                                                     INDIVIDUAL GRANTS                               VALUE
                                ------------------------------------------------------------   AT ASSUMED ANNUAL
                                 NUMBER OF                                                          RATES OF
                                 SHARES OF                                                        STOCK PRICE
                                  COMMON      PERCENT OF TOTAL                                    APPRECIATION
                                   STOCK     OPTIONS GRANTED TO     EXERCISE                       FOR OPTION
                                UNDERLYING      EMPLOYEES IN          PRICE                         TERM (4)
                                  OPTIONS           1998            ($/SHARE)    EXPIRATION   --------------------
                                GRANTED (1)          (2)               (3)          DATE        5%($)     10%($)
                                -----------  -------------------  -------------  -----------  ---------  ---------
Steven J. Snyder..............          --               --                --            --          --         --
P. Stephen Larsen.............     100,000              8.3%             0.25       5/26/08      15,722     39,844
                                    40,000              3.3%            1.125      11/15/08      28,300     71,718
Bradley N. Miller.............          --               --                --            --          --         --
Paul Bieganski................          --               --                --            --          --         --
George E. Moser...............     100,000              8.3%             0.25       5/26/08      15,722     39,844
                                    40,000              3.3%             0.50        7/8/08      12,578     31,875

---------

(1) Each of the options listed in the table is immediately exercisable. The shares purchasable thereunder are subject to repurchase by us at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in such shares. The repurchase right lapses and the optionee vests in a series of 48 equal monthly installments. The option shares will vest upon an acquisition of Net Perceptions by merger or asset sale, unless our repurchase right with respect to the unvested option shares is transferred to the acquiring entity. Each of the options has a ten year term, subject to earlier termination in the event of the optionee's cessation of service with us.

(2) Based on an aggregate of 1,204,564 options granted to employees of Net Perceptions under the 1996 Stock Plan during the 12 months ended December 31, 1998.

(3) The exercise price was equal to the fair market value of our common stock as valued by the board of directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. We may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares, together with any federal and state income tax liability incurred by the optionee in connection with such exercise.

(4) The potential realizable value is calculated based on the term of the option at the time of grant (ten years). Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

    In addition to the options listed in the table, in 1999 Dr. Bieganski received an option to purchase 40,000 shares of common stock at an exercise price of $5.50 per share. The option is immediately exercisable. The shares purchasable thereunder are subject to repurchase by us at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in such shares. The repurchase right lapses and optionee vests in a series of 48 equal monthly installments.

OPTION EXERCISES AND FISCAL YEAR-END VALUES

    The following table sets forth for each of the Named Executive Officers options exercised in 1998 and the number and value of the shares of common stock underlying unexercised options that are held by the Named Executive Officers as of December 31, 1998.

                                                              NUMBER OF SHARES          VALUE OF
                                                                 UNDERLYING           UNEXERCISED
                                                                 UNEXERCISED          IN-THE-MONEY
                                                                 OPTIONS AT            OPTIONS AT
                                                                DECEMBER 31,          DECEMBER 31,
                              NUMBER OF          VALUE             1998(2)             1998($)(3)
                           SHARES ACQUIRED     REALIZED      -------------------   ------------------
          NAME               ON EXERCISE        ($)(1)       VESTED     UNVESTED    VESTED   UNVESTED
-------------------------  ---------------   -------------   ------     --------   --------  --------
Steven J. Snyder.........          --                --          --           --         --        --
P. Stephen Larsen........          --                --      15,414      124,586     41,660   308,339
Bradley N. Miller........          --                --          --           --         --        --
Paul Bieganski...........          --                --      46,666       93,334    134,164   268,335
George E. Moser..........     120,000            93,000      29,166      160,834     80,988   437,762

---------

(1) Equal to the fair market value of the purchased shares on the option exercise date, less the exercise price paid for such shares.

(2) The options are immediately exercisable for all the option shares, but any shares purchased under those options will be subject to repurchase by us, at the original exercise price paid per share, upon the optionee's cessation of service with us, prior to the vesting in such shares. The heading "Vested" refers to shares no longer subject to repurchase as of December 31, 1998; the heading "Unvested" refers to shares subject to repurchase as of December 31, 1998.

(3) Based on the fair market value of our common stock at the end of 1998 as determined by our board of directors, $3.00, less the exercise price payable for such shares.

CHANGE OF CONTROL ARRANGEMENTS/EMPLOYMENT AGREEMENTS

    The compensation committee of the board of directors, as administrator of the 1999 Equity Incentive Plan, can provide for accelerated vesting of the shares of common stock subject to outstanding options held by any employee or director of Net Perceptions in connection with certain changes in control of Net Perceptions. The accelerated vesting may be conditioned on the termination of the individual's employment following the change in control event.

    On January 23, 1999, we entered into a severance agreement with George E. Moser whereby we agreed to pay Mr. Moser three months' salary if his employment with us is terminated without cause on or before October 31, 1999.

    All of our executive officers are eligible to participate in our Change in Control Severance Plan. Under the Change in Control Severance Plan, if an officer's employment is involuntarily terminated within 18 months after a change in control or the officer declines a position with the acquiror in a change in control, we will pay the officer severance benefits equal to six months of salary.

1999 EQUITY INCENTIVE PLAN

    The 1999 Equity Incentive Plan was adopted by the board of directors on February 4, 1999 and our stockholders have approved the adoption of the plan. We have reserved 800,000 shares of common stock for issuance under the 1999 Equity Incentive Plan. Any shares not yet issued under our 1996 Stock Plan as of the date of this offering will also be available for grant under the 1999 Equity Incentive Plan. No additional shares or options will be issued under our 1996 Stock Plan after the completion of this offering. As of January 1 of each year, commencing with the year 2000 and ending with the year 2002, the number of shares reserved for issuance under the 1999 Equity Incentive Plan will be increased automatically by 5% of the total number of shares of common stock then outstanding or, if less, by 1,500,000 shares. Under the 1999 Equity Incentive Plan, the eligible individuals are: employees, non-employee members of the board of directors and consultants. The types of awards that may be made under the 1999 Equity Incentive Plan are options to purchase shares of common stock, stock appreciation rights, restricted shares and stock units. Options may be incentive stock options that qualify for favorable tax treatment for the optionee under
Section 422 of the Internal Revenue Code of 1986 or nonstatutory stock options not designed to qualify for such favorable tax treatment. With limited restrictions, if shares awarded under the 1999 Equity Incentive Plan or the 1996 Stock Plan are forfeited, then those shares will again become available for new awards under the 1999 Equity Incentive Plan.

    Outstanding options under the 1996 Stock Plan will be incorporated into the 1999 Equity Incentive Plan at the time of this offering and no further option grants will be made under the 1996 Stock Plan. The incorporated options will continue to be governed by their existing terms, unless the committee elects to extend one or more features of the 1999 Equity Incentive Plan to those options or to other outstanding shares. The committee has elected to extend the change in control acceleration feature of the 1999 Equity Incentive Plan to all outstanding options and unvested shares. Previously, options granted under the 1996 Stock Plan provided that the shares would accelerate upon an acquisition only if not assumed by the acquiring entity. The outstanding options under the 1996 Stock Plan contain substantially the same terms and conditions as specified below for options granted under the 1999 Equity Incentive Plan.

    The compensation committee of our board of directors administers the 1999 Equity Incentive Plan. The committee has complete discretion to make all decisions relating to the interpretation and operation of the 1999 Equity Incentive Plan, including the discretion to determine which eligible individuals are to receive any award, and to determine the type, number, vesting requirements and other features and conditions of each award.

    The exercise price for incentive stock options granted under the 1999 Equity Incentive Plan may not be less than 100% of the fair market value of the common stock on the option grant date. The exercise price for non-qualified options granted under the 1999 Equity Incentive Plan may not be less than 85% of the fair market value of the common stock on the option grant date. The exercise price may be paid in cash or in outstanding shares of common stock. The exercise price may also be paid by using a cashless exercise method, a pledge of shares to a broker or promissory note. The purchase price for newly issued restricted shares awarded under the 1999 Equity Incentive Plan may be paid in cash, by promissory note or by the rendering of past or future services.

    The committee may reprice options and may modify, extend or assume outstanding options and stock appreciation rights. The committee may accept the cancellation of outstanding options or stock appreciation rights in return for the grant of new options or stock appreciation rights. The new option or right may have the same or a different number of shares and the same or a different exercise price.

    Upon certain defined events causing a change in control of Net Perceptions, an option or other award under the 1999 Equity Incentive Plan will become fully exercisable or fully vested if the option or award is not assumed by the surviving corporation or its parent or if the surviving corporation or its parent does not substitute another award on substantially the same terms. An option or award will become fully exercisable or fully vested if the holder's employment or service is involuntarily terminated within 18 months following the change in control. Change in control includes:

    - A merger or consolidation of Net Perceptions after which our then current stockholders own less than 50% of the surviving corporation;

    - Sale of all or substantially all of the assets of Net Perceptions;

    - A proxy contest that results in replacement of more than one-third of the directors over a 24-month period; or

    - An acquisition of 50% or more of Net Perceptions' outstanding stock by a person other than by a person related to Net Perceptions, such as a corporation owned by the stockholders of Net Perceptions.

    In the event of a merger or other reorganization, the agreement of merger or reorganization may provide that outstanding options and other awards under the 1999 Equity Incentive Plan shall be assumed by the surviving corporation or its parent, shall be continued by us if we are a surviving corporation, shall have accelerated vesting and then expire early or shall be cancelled for a cash payment.

    The board of directors may amend or terminate the 1999 Equity Incentive Plan at any time. If the board of directors amends the plan, stockholder approval of the amendment will be sought only if required by an applicable law. The 1999 Equity Incentive Plan will continue in effect indefinitely unless the board of directors decides to terminate the plan.

EMPLOYEE STOCK PURCHASE PLAN

    The board of directors adopted our Employee Stock Purchase Plan on February 4, 1999, and our stockholders have approved the adoption of the plan. We have reserved 1,000,000 shares of common stock for issuance under the Employee Stock Purchase Plan. As of January 1 each year, the number of shares reserved for issuance under the Employee Stock Purchase Plan will be increased automatically by 2% of the total number of shares of common stock outstanding or, if less, 600,000 shares. The Employee Stock Purchase Plan is intended to qualify under
Section 423 of the Internal Revenue Code. Two offering periods each with a duration of 6 months will commence on May 1 and November 1 each calendar year. However, the first offering period will commence on the effective date of this offering and end on October 31, 1999. Purchases of common stock will occur on April 30 and October 31 each calendar year. The Employee Stock Purchase Plan will be administered by the compensation committee of the board of directors. Each employee of Net Perceptions is eligible to participate if he or she is employed by us for at least 20 hours per week and for more than five months per year.

    The Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee's payroll deductions may not exceed 15% of the employee's cash compensation. The initial period during which payroll deductions will be accumulated will begin on the effective date of this offering and end on October 31, 1999. No more than 4,000 shares may be purchased on any purchase date. The price of each share of common stock purchased under the Employee Stock Purchase Plan will be 85% of the lower of (A) the fair market value per share of common stock on the date immediately before the first date of the applicable offering period or (B) the fair market value per share of common stock on the purchase date. In the case of the first offering period, the price per share under the plan will be 85% of the price offered to the public in this offering. Employees may end their participation in the Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with us.

    In the event of a change in control of Net Perceptions, the Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees. The board of directors may amend or terminate the Employee Stock Purchase Plan at any time. If the board of directors increases the number of shares of common stock reserved for issuance under the Employee Stock Purchase Plan, it must seek the approval of our stockholders.

1999 NON-EMPLOYEE DIRECTOR OPTION PLAN

    Our 1999 Non-Employee Director Option Plan was adopted by the board of directors on February 4, 1999, and our stockholders have approved the adoption of the plan. Under the 1999 Non-Employee Director Option Plan, non-employee members of the board of directors will be eligible for automatic option grants.

    A maximum of 500,000 shares of common stock has been authorized for issuance under the 1999 Non-Employee Director Option Plan. No shares have been issued yet under the 1999 Non-Employee Director Option Plan.

    The compensation committee of the board of directors will make any administrative determinations under the 1999 Non-Employee Director Option Plan.

    The exercise price for options granted under the 1999 Non-Employee Director Option Plan may be paid in cash or in outstanding shares of common stock. Options may also be exercised on a cashless basis through the same-day sale of the purchased shares.

    Each individual who first joins the board of directors as a non-employee director on or after the effective date of this offering will receive at that time an option grant for 20,000 shares of common stock. Each 20,000-share option will vest over 24 months from the grant date, but vesting will accelerate to the extent the Board deems it necessary to avoid adverse accounting treatment for these options. Immediately prior to this offering, each non-employee director will automatically be granted a stock option to purchase 10,000 shares of common stock at the offering price. In addition, at each annual stockholders meeting, beginning in 2000, each non-employee director will automatically be granted at that meeting, whether or not he or she is standing for re-election at that particular meeting, a stock option to purchase 10,000 shares of common stock. Each 10,000-share option will become exercisable for 100% of the shares at grant. Each option will have an exercise price equal to the fair market value of the common stock on the automatic grant date. Each option will have a maximum term of ten years, but will terminate earlier if the optionee ceases to be a member of the board of directors. Each option will fully vest automatically upon a change in control.

    The board of directors may amend or modify the 1999 Non-Employee Director Option Plan at any time. The 1999 Non-Employee Director Option Plan will terminate on February 3, 2009, unless the board of directors decides to terminate the plan sooner.

                              CERTAIN TRANSACTIONS

    Since July 3, 1996 (inception), we have issued and sold preferred stock to the following persons who are our principal stockholders or directors.

                                                                    SHARES OF       SHARES OF       SHARES OF
                                                                     SERIES A        SERIES B        SERIES C
                                                                    PREFERRED       PREFERRED       PREFERRED
                            INVESTOR                                  STOCK           STOCK           STOCK
----------------------------------------------------------------  --------------  --------------  --------------
Entities affiliated with Hummer Winblad Venture Partners........      2,034,798         772,948         407,168
Vulcan Ventures Inc.............................................             --       1,932,368         407,168
Entities affiliated with St. Paul Fire & Marine Insurance
  Company.......................................................             --       1,159,420         488,600
London Pacific Life & Annuity Company...........................             --              --       2,605,864
Entities affiliated with JAFCO Co., Ltd.........................             --              --         651,462

    Shares held by all affiliated persons and entities have been aggregated. See "Principal Stockholders" for more detail on shares held by these purchasers. The per share purchase price for the Series A Preferred Stock was $0.30 on August 2, 1996. The per share purchase price for the Series B Preferred Stock was $1.035 on December 4, 1996. The per share purchase price for the Series C Preferred Stock was $1.535 on December 18, 1997 and February 20, 1998. Ann L. Winblad, one of our directors, is an affiliate of each of the entities affiliated with Hummer Winblad Venture Partners.

    On January 23, 1999, we entered into a severance agreement with George E. Moser whereby we agreed to pay Mr. Moser three-months salary if his employment with us is terminated without cause on or before October 31, 1999.

    In addition, we have granted options to some of our directors and executive officers. See "Management--Option grants in last fiscal year" and "Principal Stockholders."

    We have entered into an indemnification agreement with each of our officers and directors.

    We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors on the board of directors, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information regarding beneficial ownership of our common stock as of December 31, 1998, and as adjusted to reflect the sale of shares offered hereby by (A) each person who we know to own beneficially more than five percent of our common stock and one additional investor, (B) each of the Named Officers, (C) each of our directors, and (D) all current directors and executive officers as a group.

    Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

    The number of shares of common stock deemed outstanding prior to this offering includes the shares issuable pursuant to stock options and warrants that may be exercised within 60 days after December 31, 1998. The number of shares of common stock outstanding after this offering includes the 3,650,000 shares of common stock we are offering in this offering and the 290,911 shares of common stock issuable upon conversion of a convertible promissory note as of the closing of this offering. The number of shares of common stock outstanding after this offering assumes no exercise of the underwriters' over-allotment option. Douglas J. Burgum joined our board of directors on January 26, 1999 and was granted options immediately exercisable for 30,000 shares. The principal stockholders table does not reflect Mr. Burgum's stock options.

                                                                              PERCENT
                                                                            BENEFICIALLY
                                                              NUMBER OF        OWNED
                                                                SHARES     --------------
        5% STOCKHOLDERS, NAMED OFFICERS, DIRECTORS,           BENEFICIALLY BEFORE   AFTER
      AND DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP           OWNED      OFFERING OFFERING
------------------------------------------------------------  ----------   -----    -----

Entities Affiliated with Hummer Winblad Venture                3,214,914   18.6%    15.1%
  Partners(1) ..............................................
  Two South Park, 2nd Floor
  San Francisco, California 94107

London Pacific Life & Annuity Company ......................   2,605,864   15.1%    12.3%
  3109 Poplarwood Court, Suite 108
  Raleigh, North Carolina 27604

Vulcan Ventures Inc.(2) ....................................   2,339,536   13.5%    11.0%
  10 110th Avenue, N.E., Suite 550
  Bellevue, Washington 98004

Steven J. Snyder ...........................................   2,002,944   11.6%     9.4%
  7901 Flying Cloud Drive
  Minneapolis, Minnesota 55344

Entities Affiliated with St. Paul Fire & Marine Insurance      1,648,020    9.5%     7.8%
  Company(3) .
  8500 Normandale Lake Blvd.
  Suite 1940
  Bloomington, Minnesota 55437

Bradley N. Miller ..........................................   1,531,662    8.9%     7.2%
  7901 Flying Cloud Drive
  Minneapolis, Minnesota 55344

John T. Riedl ..............................................   1,119,294    6.5%     5.3%
  7901 Flying Cloud Drive
  Minneapolis, Minnesota 55344

                                                                              PERCENT
                                                                            BENEFICIALLY
                                                              NUMBER OF        OWNED
                                                                SHARES     --------------
        5% STOCKHOLDERS, NAMED OFFICERS, DIRECTORS,           BENEFICIALLY BEFORE   AFTER
      AND DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP           OWNED      OFFERING OFFERING
------------------------------------------------------------  ----------   -----    -----
Entities affiliated with JAFCO Co., Ltd.(4) ................     651,462    3.8%     3.1%
  One Boston Place, Suite 3320
  Boston, Massachusetts 02108

P. Stephen Larsen(5)........................................     420,000    2.4%     2.0%

George E. Moser(6)..........................................     310,000    1.8%     1.4%

Paul Bieganski(7)...........................................     140,000    *        *

Ann L. Winblad(1)...........................................   3,214,914   18.6%    15.1%

Kevin Ober(2)...............................................   2,339,536   13.5%    11.0%

All directors and executive officers as a group(8) (9         11,238,350   62.9%    51.5%
  persons)..................................................

---------

*   Less than 1%.

(1) Consists of 2,695,434 shares held by Hummer Winblad Venture Partners II, L.P., 95,464 shares held by Hummer Winblad Technology Fund II, L.P., 16,848 shares held by Hummer Winblad Technology Fund IIA, L.P., 386,810 shares held by Hummer Winblad Venture Partners III, L.P., and 20,358 shares held by Hummer Winblad Technology Fund III, L.P. Ms. Winblad, one of our directors, is an affiliate of Hummer Winblad Venture Partners. Ms. Winblad disclaims beneficial ownership of the shares held by the entities affiliated with Hummer Winblad Venture Partners, except to the extent of her pecuniary interest therein.

(2) Mr. Ober is an affiliate of Vulcan Ventures Inc. Mr. Ober resigned from our board of directors in January 1999. Mr. Ober disclaims beneficial ownership of the shares held by Vulcan Ventures Inc., except to the extent of his pecuniary interest therein.

(3) Consists of 1,159,420 shares held by St. Paul Fire & Marine Insurance Company and 488,600 shares held by St. Paul Venture Capital IV, LLC.

(4) Includes 521,168 shares held by U.S. Information Technology No. 2 Investment Partnership, 52,118 shares held by JAFCO G-6(B) Investment Partnership, and 52,118 shares held by JAFCO G-6(A) Investment Partnership.

(5) Includes options immediately exercisable for 140,000 shares.

(6) Includes options immediately exercisable for 190,000 shares.

(7) Includes options immediately exercisable for 140,000 shares. Excludes options immediately exercisable for 40,000 shares, which were granted in January 1999.

(8) Includes options immediately exercisable for 566,000 shares.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 100,000,000 shares of common stock, $.0001 par value, and 10,000,000 shares of preferred stock, $.0001 par value, after giving effect to the amendment and restatement of our certificate of incorporation to delete references to Series A, Series B and Series C Preferred Stock, which will occur upon conversion of such preferred stock into common stock upon the closing of this offering, and the subsequent authorization of shares of undesignated preferred stock, as described below.

COMMON STOCK

    As of December 31, 1998, there were 17,302,008 shares of common stock outstanding that were held of record by approximately 41 stockholders after giving effect to the conversion of our Series A, Series B and Series C Preferred Stock into common stock at a one-to-one ratio. There will be 21,242,919 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and assuming no exercise after December 31, 1998 of outstanding options) after giving effect to the sale of the shares of common stock to the public offered hereby, the issuance of 290,911 shares of common stock upon conversion of a convertible promissory note as of the closing of this offering and the conversion of our Series A, Series B and Series C Preferred Stock into common stock at a one-to-one ratio.

    The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of Net Perceptions, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

PREFERRED STOCK

    On the closing of this offering, our amended and restated certificate of incorporation will authorize 10,000,000 shares of preferred stock. The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Net Perceptions without further action by the stockholders. For example, the board of directors could issue preferred stock that has the power to prevent a change of control transaction. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We currently have no plans to issue any of the preferred stock.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND
  DELAWARE LAW

 AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

    The Amended and Restated Certificate of Incorporation provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. This provision could discourage potential acquisition proposals and could delay or prevent a change of control of Net Perceptions because a potential acquisition of Net Perceptions could not be approved by the stockholders without a duly called meeting.

 DELAWARE TAKEOVER STATUTE

    We are subject to Section 203 of the Delaware General Corporation Law, which, subject to various exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

    - Prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    - Upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned

       - by persons who are directors and also officers and

       - by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - On or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    Section 203 defines business combination to include:

    - Any merger or consolidation involving the corporation and the interested stockholder;

    - Any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

    - Subject to various exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

    - Any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

    - The receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

REGISTRATION RIGHTS

    After this offering, the holders of 16,685,877 shares of common stock will be entitled to rights with respect to the registration of such shares under the Securities Act of 1933. The holders of registration rights are those investors that purchased shares of our Series A, Series B and Series C Preferred Stock, and the holder of a convertible promissory note, as well as some of our present and former officers and founders. Under the terms of the agreements between us and the holders of such registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such common stock in such registration.

Some of such stockholders benefiting from these rights may also require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use our diligent reasonable efforts to effect such registration. Further, holders may require us to file additional registration statements on Form S-3 at our expense. These rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration in certain circumstances.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the common stock is Norwest Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for our common stock. Therefore, future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of existing contractual and legal restrictions on resale (as described below), sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

    Upon completion of this offering, we will have 21,242,919 shares of common stock outstanding assuming no exercise of options and warrants outstanding after December 31, 1998, the conversion of all outstanding shares of preferred stock and the conversion of a convertible promissory note upon the closing of this offering. Of these shares, 3,650,000 shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined by the Securities Act, which shares will be subject to the resale limitations of Rule 144 adopted under the Securities Act. The remaining 17,592,919 shares of common stock existing are "restricted shares" as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market as follows:

    - No restricted shares will be eligible for immediate sale on the date of this prospectus;

    - 17,302,008 restricted shares will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this prospectus subject to Rule 144; and

    - 290,911 restricted shares will be eligible for sale approximately one year after the date of this prospectus, subject to Rule 144.

    All officers, directors and stockholders have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of BancBoston Robertson Stephens. However, these contractual restrictions may be released prior to expiration of the lock-up period.

    In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after this offering, a person (or persons whose shares are aggregated) who owns shares that were purchased from us (or any affiliate) at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock (212,429 shares immediately after this offering) or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person (or persons whose shares are aggregated) who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 that were purchased from us (or any affiliate) at least two years previously, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

    Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the date we become subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its minimum holding period requirements.

    After this offering pursuant to this prospectus, the holders of 16,685,877 shares of common stock, or their transferees, will be entitled to various rights with respect to the registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by affiliates) immediately upon the effectiveness of such registration. See "Description of Capital Stock--Registration rights."

    We have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of BancBoston Robertson Stephens, subject to limited exceptions.

    As of December 31, 1998, options to purchase a total of 1,416,564 shares of common stock pursuant to our 1996 Stock Plan were outstanding and exercisable. All of the shares subject to options are subject to lock-up agreements. As of December 31, 1998, a warrant to purchase up to 11,982 shares of common stock was outstanding and exercisable. An additional 1,050,128 shares of common stock were available for future option grants under the 1996 Stock Plan. On February 4, 1999, we adopted the 1999 Equity Incentive Plan to replace the 1996 Stock Plan, with an increase of shares available for issuance thereunder of 800,000 shares, plus an additional number of shares equal to 5% of the shares outstanding on the first day of 2000, 2001 and 2002. In addition, on February 4, 1999, we adopted the Employee Stock Purchase Plan, and reserved 1,000,000 shares of common stock for issuance thereunder, and the 1999 Non-Employee Director Option Plan, and reserved 500,000 shares of common stock for issuance thereunder. See "Management--1999 Equity Incentive Plan," "--Employee Stock Purchase Plan," "--1999 Non-Employee Director Option Plan" and Note 7 of Notes to Financial Statements.

    We intend to file registration statements under the Securities Act covering approximately 3,766,692 shares of common stock subject to outstanding options or issuable pursuant to our 1999 Equity Incentive Plan and 1999 Non-Employee Director Option Plan, and 1,000,000 shares of common stock issuable pursuant to our Employee Stock Purchase Plan. We expect to file the registration statement covering shares issuable pursuant to the Employee Stock Purchase Plan shortly following the effective date of this offering and to file the registration statement covering shares offered pursuant to the 1999 Equity Incentive Plan and 1999 Non-Employee Director Option Plan approximately 30 days after the closing of this offering. Shares registered under such registration statements will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, except to the extent that such shares are subject to vesting restrictions with us or the contractual restrictions described above. See "Management--1999 Equity Incentive Plan," "--Employee Stock Purchase Plan" and "--1999 Non-Employee Director Option Plan."

                                  UNDERWRITING

    The Underwriters, BancBoston Robertson Stephens Inc., Hambrecht & Quist LLC, U.S. Bancorp Piper Jaffray Inc. and Wit Capital Corporation acting as e-Manager-TM-, have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from us the numbers of shares of common stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                                   NUMBER OF
                                   UNDERWRITER                                       SHARES
---------------------------------------------------------------------------------  ----------
BancBoston Robertson Stephens Inc................................................   1,268,500
Hambrecht & Quist LLC............................................................     761,100
U.S. Bancorp Piper Jaffray Inc...................................................     507,400
Wit Capital Corporation..........................................................     125,000
Dain Rauscher Wessels............................................................      95,000
First Albany Corporation.........................................................      95,000
Friedman, Billings, Ramsey & Co., Inc............................................      95,000
Needham & Company, Inc...........................................................      95,000
Raymond James & Associates, Inc..................................................      95,000
SG Cowen Securities Corporation..................................................      95,000
C.B. Unterberg, Towbin...........................................................      95,000
Volpe Brown Whelan & Company, LLC................................................      95,000
Blaylock & Partners, L.P.........................................................      76,000
John G. Kinnard & Company, Incorporated..........................................      76,000
Suntrust Equitable Securities Corporation........................................      76,000
                                                                                   ----------
  Total..........................................................................   3,650,000
                                                                                   ----------
                                                                                   ----------

    The Underwriters have advised us that the Underwriters propose to offer the shares of common stock to the public at the price to the public set forth on the cover page of this prospectus and to certain dealers at such price less a concession of not more than $0.60 per share, of which $0.10 may be reallowed to other dealers. After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Underwriters. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

    We have granted to the Underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to an aggregate of 547,500 additional shares of common stock at the initial public offering price per share set forth on the cover of this prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the total number of shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the shares offered hereby are being sold.

    The Underwriting Agreement contains covenants of indemnity among the Underwriters and us against enumerated civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

    Pursuant to the terms of lock-up agreements, the holders of 17,592,919 shares of our common stock (including 10,668,700 shares of common stock issuable upon conversion of outstanding preferred stock and 209,911 shares issuable upon conversion of an outstanding convertible promissory note), have agreed, for a period of up to 180 days after the date of this prospectus, that, subject to exceptions, they will not contract to sell or otherwise dispose of any shares of common stock, any options or warrants to purchase shares of common stock or any securities convertible into, or exchangeable for, shares of common stock, owned directly by such holders or with respect to which they have the power of disposition, without the prior written consent of BancBoston Robertson Stephens. BancBoston Robertson Stephens may, in its sole discretion, and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. All of the shares of common stock subject to the lock-up agreements will be eligible for sale in the public market upon the expiration of the lock-up agreements, subject in the case of any restricted shares to Rule 144.

    In addition, we have agreed that until 180 days after the date of this prospectus, we will not, without the prior written consent of BancBoston Robertson Stephens, subject to exceptions, offer, sell, contract to sell or otherwise dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of shares of common stock upon the exercise of outstanding options and warrants and the conversion of shares of preferred stock and the grant of options to purchase shares of common stock under existing employee stock option or stock purchase plans. See "Shares Eligible for Future Sale."

    Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the common stock offered hereby was determined through negotiations among us and the Underwriters. Among the factors considered in such negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and the Underwriters believe to be comparable to us, estimates of our business potential, our present state of development and other factors deemed relevant.

    At the request of Net Perceptions, the Underwriters have reserved up to 192,500 shares of common stock to be issued by Net Perceptions and offered hereby for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of Net Perceptions. The number of shares of common stock available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

    A prospectus in electronic format is being made available on an Internet Web site maintained by Wit Capital Corporation. In addition, pursuant to an e-Dealer Agreement, all dealers purchasing shares from Wit Capital Corporation in the offering (the "e-Dealers") similarly have agreed to make a prospectus in electronic format available on Web sites maintained by each of the e-Dealers.

    The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    The Underwriters have advised us that, pursuant to Regulation M under the Securities Act, some persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Underwriters to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the common stock originally sold by such Underwriter or syndicate member is purchased by the Underwriters in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Underwriters have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    The validity of the issuance of the common stock offered hereby will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. Members of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, participating in the consideration of legal matters relating to the common stock offered in this offering are the beneficial owners of 66,666 shares of our common stock. Legal matters in connection with this offering will be passed upon for the underwriters by Cooley Godward LLP, San Francisco, California.

                                    EXPERTS

    The financial statements as of December 31, 1997 and 1998 and for the period from July 3, 1996 to December 31, 1996 and for each of the two years in the period ended December 31, 1998 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and such common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by such reference to such exhibit. The registration statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission.

                             NET PERCEPTIONS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Accountants..........................................................................         F-2

Financial Statements:

  Balance Sheet as of December 31, 1997 and 1998...........................................................         F-3

  Statement of Operations for the Period from July 3, 1996 (Inception) to December 31, 1996 and for the
    Years Ended December 31, 1997 and 1998.................................................................         F-4

  Statement of Stockholders' Equity for the Period from July 3, 1996 (Inception) to December 31, 1996 and
    for the Years Ended December 31, 1997 and 1998.........................................................         F-5

  Statement of Cash Flows for the Period from July 3, 1996 (Inception) to December 31, 1996 and for the
    Years Ended December 31, 1997 and 1998.................................................................         F-6

Notes to Financial Statements..............................................................................         F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
  and Stockholders of
  Net Perceptions, Inc.

    In our opinion, the accompanying balance sheet and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Net Perceptions, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from July 3, 1996 (inception) to December 31, 1996 and for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Net Perceptions' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 4, 1999, except as to Note
10, which is as
  of March 22, 1999

                             NET PERCEPTIONS, INC.

                                 BALANCE SHEET

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                  DECEMBER 31,
                                                                                              ---------------------
                                                                                                1997        1998
                                                                                              ---------  ----------
ASSETS
Current assets:
  Cash and cash equivalents.................................................................  $   1,407  $      972
  Short-term investments....................................................................      3,439          --
  Accounts receivable, net..................................................................        164       3,382
  Prepaid expenses and other current assets.................................................        133         142
                                                                                              ---------  ----------
    Total current assets....................................................................      5,143       4,496
                                                                                              ---------  ----------
Property and equipment, net.................................................................        389       1,019
Other assets................................................................................         43         122
                                                                                              ---------  ----------
    Total assets............................................................................  $   5,575  $    5,637
                                                                                              ---------  ----------
                                                                                              ---------  ----------

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED
  STOCK AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................................................  $     280  $      256
  Accrued expenses..........................................................................        222       1,410
  Deferred revenue..........................................................................         81       2,107
  Current portion of capital lease obligations..............................................        118         255
                                                                                              ---------  ----------
    Total current liabilities...............................................................        701       4,028
                                                                                              ---------  ----------
Long-term liabilities:
  Capital lease obligations, net of current portion.........................................        345         538
                                                                                              ---------  ----------
    Total liabilities.......................................................................      1,046       4,566
                                                                                              ---------  ----------
Commitments and contingencies (Notes 7 and 8)

Series A Convertible Redeemable Preferred Stock; $.0001 par value; 2,170,000 shares
  authorized; 2,168,130 shares issued and outstanding at redemption value...................        650         650
                                                                                              ---------  ----------
Stockholders' equity:
  Series B Convertible Preferred Stock; $.0001 par value; 4,000,000 shares authorized;
    3,864,736 shares issued and outstanding.................................................         --          --
  Series C Convertible Preferred Stock; $.0001 par value; 4,800,000 shares authorized;
    3,919,224 and 4,635,834 shares issued and outstanding, respectively.....................         --          --
  Common stock; $.0001 par value; 60,000,000 shares authorized; 6,277,392 and 6,633,308
    shares issued and outstanding, respectively.............................................          1           1
  Additional paid-in capital................................................................      9,627      11,137
  Accumulated deficit.......................................................................     (5,749)    (10,717)
                                                                                              ---------  ----------
    Total stockholders' equity..............................................................      3,879         421
                                                                                              ---------  ----------
    Total liabilities, convertible redeemable preferred stock and stockholders' equity......  $   5,575  $    5,637
                                                                                              ---------  ----------
                                                                                              ---------  ----------

              See accompanying notes to the financial statements.

                             NET PERCEPTIONS, INC.

                            STATEMENT OF OPERATIONS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                      FROM JULY 3,
                                                                          1996
                                                                     (INCEPTION) TO    YEAR ENDED    YEAR ENDED
                                                                      DECEMBER 31,    DECEMBER 31,  DECEMBER 31,
                                                                          1996            1997          1998
                                                                     ---------------  ------------  ------------
Revenues:
  Product..........................................................     $      --      $      284    $    3,955
  Service and maintenance..........................................             4              33           522
                                                                          -------     ------------  ------------
    Total revenues.................................................             4             317         4,477
                                                                          -------     ------------  ------------
Cost of revenues:
  Product..........................................................            --              14            52
  Service and maintenance..........................................             2              30           373
                                                                          -------     ------------  ------------
    Total cost of revenues.........................................             2              44           425
                                                                          -------     ------------  ------------
Gross margin.......................................................             2             273         4,052
                                                                          -------     ------------  ------------
Operating expenses:
  Sales and marketing..............................................           454           3,063         5,238
  Research and development.........................................           378           1,372         2,372
  General and administrative.......................................           210             585         1,474
                                                                          -------     ------------  ------------
    Total operating expenses.......................................         1,042           5,020         9,084
                                                                          -------     ------------  ------------
Loss from operations...............................................        (1,040)         (4,747)       (5,032)
                                                                          -------     ------------  ------------

Other income (expense):
  Interest income..................................................            18              87           197
  Interest expense.................................................            (3)            (56)          (89)
  Other expense....................................................            (2)             (6)          (44)
                                                                          -------     ------------  ------------
    Total other income.............................................            13              25            64
                                                                          -------     ------------  ------------
Net loss...........................................................     $  (1,027)     $   (4,722)   $   (4,968)
                                                                          -------     ------------  ------------
                                                                          -------     ------------  ------------
Basic and diluted net loss per share...............................     $   (3.40)     $    (3.01)   $    (1.40)
                                                                          -------     ------------  ------------
                                                                          -------     ------------  ------------

Shares used in computing basic and diluted net loss per share......       302,140       1,569,244     3,545,516
                                                                          -------     ------------  ------------
                                                                          -------     ------------  ------------

Unaudited pro forma basic and diluted net loss per share...........                                  $    (0.35)
                                                                                                    ------------
                                                                                                    ------------

Shares used in computing unaudited pro forma basic and diluted net
  loss per share...................................................                                  14,112,696
                                                                                                    ------------
                                                                                                    ------------

              See accompanying notes to the financial statements.

                             NET PERCEPTIONS, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                 SERIES B CONVERTIBLE    SERIES C CONVERTIBLE
                                   PREFERRED STOCK         PREFERRED STOCK           COMMON STOCK       ADDITIONAL
                                ----------------------  ----------------------  ----------------------    PAID-IN    ACCUMULATED
                                 SHARES      AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT       CAPITAL      DEFICIT
                                ---------  -----------  ---------  -----------  ---------  -----------  -----------  ------------
Sale of common stock to
  founders in July 1996.......         --   $      --          --   $      --   5,931,142   $       1    $       3    $       --
Sale of common stock from
  September - November 1996...         --          --          --          --     222,000          --            7            --
Sale of Series B Preferred
  Stock in December 1996, net
  of $33 of issuance costs....  3,864,736          --          --          --          --          --        3,966            --
Net loss......................         --          --          --          --          --          --           --        (1,027)
                                ---------  -----------  ---------  -----------  ---------       -----   -----------  ------------

Balance, December 31, 1996....  3,864,736          --          --          --   6,153,142           1        3,976        (1,027)

Repurchase of common stock....         --          --          --          --    (182,000)         --           (5)           --
Exercise of stock options.....         --          --          --          --     306,250          --           31            --
Sale of Series C Preferred
  Stock in December 1997, net
  of $391 of issuance costs...         --          --   3,919,224          --          --          --        5,625            --
Net loss......................         --          --          --          --          --          --           --        (4,722)
                                ---------  -----------  ---------  -----------  ---------       -----   -----------  ------------

Balance, December 31, 1997....  3,864,736          --   3,919,224          --   6,277,392           1        9,627        (5,749)

Exercise of stock options.....         --          --          --          --     355,916          --           54            --
Compensation relating to stock
  options.....................         --          --          --          --          --          --          366            --
Sale of Series C Preferred
  Stock in February 1998, net
  of $9 of issuance costs.....         --          --     716,610          --          --          --        1,090            --
Net loss......................         --          --          --          --          --          --           --        (4,968)
                                ---------  -----------  ---------  -----------  ---------       -----   -----------  ------------

Balance, December 31, 1998....  3,864,736   $      --   4,635,834   $      --   6,633,308   $       1    $  11,137    $  (10,717)
                                ---------  -----------  ---------  -----------  ---------       -----   -----------  ------------
                                ---------  -----------  ---------  -----------  ---------       -----   -----------  ------------


                                    TOTAL
                                STOCKHOLDERS'
                                   EQUITY
                                -------------
Sale of common stock to
  founders in July 1996.......    $       4
Sale of common stock from
  September - November 1996...            7
Sale of Series B Preferred
  Stock in December 1996, net
  of $33 of issuance costs....        3,966
Net loss......................       (1,027)
                                -------------
Balance, December 31, 1996....        2,950
Repurchase of common stock....           (5)
Exercise of stock options.....           31
Sale of Series C Preferred
  Stock in December 1997, net
  of $391 of issuance costs...        5,625
Net loss......................       (4,722)
                                -------------
Balance, December 31, 1997....        3,879
Exercise of stock options.....           54
Compensation relating to stock
  options.....................          366
Sale of Series C Preferred
  Stock in February 1998, net
  of $9 of issuance costs.....        1,090
Net loss......................       (4,968)
                                -------------
Balance, December 31, 1998....    $     421
                                -------------
                                -------------

              See accompanying notes to the financial statements.

                             NET PERCEPTIONS, INC.

                            STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                      FROM JULY 3,
                                                                          1996
                                                                     (INCEPTION) TO    YEAR ENDED    YEAR ENDED
                                                                      DECEMBER 31,    DECEMBER 31,  DECEMBER 31,
                                                                          1996            1997          1998
                                                                     ---------------  ------------  ------------
Cash flows from operating activities:
  Net loss.........................................................     $  (1,027)     $   (4,722)   $   (4,968)
  Reconciliation of net loss to net cash used by operating
    activities:
    Depreciation and amortization..................................             6             140           284
    Provision for doubtful accounts................................            --              28           294
    Compensation related to stock options..........................            --              --           366
    Changes in assets and liabilities:
      Accounts receivable..........................................            (5)           (187)       (3,512)
      Prepaid expenses and other current assets....................          (139)              6            (9)
      Accounts payable.............................................           232              48           (24)
      Accrued expenses.............................................           153              68         1,188
      Deferred revenue.............................................            --              81         2,026
      Other assets.................................................           (22)            (25)          (79)
                                                                          -------     ------------  ------------
        Net cash used by operating activities......................          (802)         (4,563)       (4,434)
                                                                          -------     ------------  ------------
Cash flows from investing activities:
  Purchases of short-term investments..............................        (1,757)         (3,439)           --
  Sales of short-term investments..................................            --           1,757         3,439
  Purchases of property and equipment..............................            (2)             --          (442)
                                                                          -------     ------------  ------------
        Net cash provided (used) by investing activities...........        (1,759)         (1,682)        2,997
                                                                          -------     ------------  ------------
Cash flows from financing activities:
  Principal payments under capital lease obligations...............            (2)            (63)         (142)
  Proceeds from sale of preferred stock............................         4,616           5,625         1,090
  Proceeds from the sale of common stock...........................            11              --            --
  Proceeds from exercise of stock options, net of redemptions......            --              26            54
                                                                          -------     ------------  ------------
        Net cash provided by financing activities..................         4,625           5,588         1,002
                                                                          -------     ------------  ------------
Net increase (decrease) in cash and cash equivalents...............         2,064            (657)         (435)
Cash and cash equivalents at beginning of period...................            --           2,064         1,407
                                                                          -------     ------------  ------------
Cash and cash equivalents at end of period.........................     $   2,064      $    1,407    $      972
                                                                          -------     ------------  ------------
                                                                          -------     ------------  ------------
Supplemental schedule of non-cash investing and financing
  activities:
  Capital lease obligations incurred...............................     $     115      $      414    $      472

Supplemental schedule of cash activity:
  Interest paid....................................................     $       2      $       52    $       91

              See accompanying notes to the financial statements.

                             NET PERCEPTIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. ORGANIZATION

    Net Perceptions, Inc. was incorporated under the laws of the state of Delaware on July 3, 1996. Net Perceptions develops, markets and supports real-time relationship marketing software solutions. Since inception, Net Perceptions has operated in one segment, selling Internet tool software products and related services. Net Perceptions' core technology, the Net Perceptions Recommendation Engine, enables these capabilities to be embedded in a variety of applications offered over the web and in other environments. Substantially all product and service revenues through December 31, 1998 have been attributable to the Net Perceptions for E-commerce product. Sales to customers located outside of the United States totaled 27% and 13% of total revenues in 1997 and 1998, respectively. International sales to one customer in Japan totaled 22% of total 1997 revenues. International sales to customers in any one individual foreign country were not material in 1998.

    Net Perceptions is subject to risks and uncertainties common to rapidly growing technology-based companies, including rapid technological change, growth of the Internet and electronic commerce, dependence on principal products and third-party technology, new product development and acceptance, actions of competitors, dependence on key personnel, international expansion, lengthy sales cycle and limited operating history.

    Net Perceptions has sustained losses and negative cash flows from operations since inception and expects these conditions to continue for the foreseeable future. As of December 31, 1998, Net Perceptions had an accumulated deficit of $10,717. The implementation of Net Perceptions' business plan is dependent on sufficient capital. In January 1999, the board of directors authorized Net Perceptions to proceed with an initial public offering ("IPO"). On February 4, 1999, a foreign corporate investor loaned $4,000 to Net Perceptions at an interest rate of 8.0%. The note and accrued interest will automatically convert into the same class and series of equity security as issued in Net Perceptions' next round of equity financing at the price per share in such financing. The note is unsecured and due with accrued interest on January 31, 2000, unless previously converted. Upon the closing of this offering, the note and accrued interest will convert into 290,911 shares of unregistered common stock.

    Net Perceptions expects that the net proceeds from this offering will be sufficient to meet its working capital and capital expenditure needs for at least the next 12 months. After that, Net Perceptions may need to raise additional funds, and it cannot be certain that it will be able to obtain additional financing on favorable terms, if at all. If Net Perceptions cannot raise funds, if needed, on acceptable terms, it may not be able to develop or enhance its products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm its business, financial condition and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                             NET PERCEPTIONS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
 REVENUE RECOGNITION

    Net Perceptions' revenues are derived from licenses for its software as well as software maintenance and support, training and consulting services. Net Perceptions adopted American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-4 effective January 1, 1998. The adoption did not have a material effect on the timing of Net Perceptions' revenue recognition or cause changes to its revenue recognition policies.

    Revenues derived from software licenses are recognized upon (a) the execution of a license agreement, (b) delivery of the software product, (c) reasonable assurance of collectibility of the receivable, and (d) fulfillment of any other of Net Perceptions' significant contract obligations. For software provided for demonstration purposes, or where significant post-delivery obligations exist, revenues are deferred until execution of a license agreement and fulfillment of all revenue recognition requirements. Under arrangements where both services and software are sold under one contract, revenue is allocated to each element based on their respective fair values, with these fair values being determined using the price charged when that element is sold separately. Revenues generated by distribution partners are recognized when the sale to the end customer is completed. The Company does not offer its customers a right of return.

    Maintenance and support revenues are deferred and recognized ratably over the term of the contract, which is typically twelve months. Revenues from training and consulting are recognized when the services are performed.

    The allowance for doubtful accounts was $28 and $300 at December 31, 1997 and 1998, respectively. A separate allowance for estimated future returns is recorded as a liability at the time revenue is recognized based on Net Perceptions' return policies.

 CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

    Financial instruments that potentially subject Net Perceptions to credit risk consist primarily of accounts receivable. To minimize this risk, ongoing credit evaluations of customers' condition are performed. Net Perceptions grants credit to customers in the ordinary course of business. Two customers accounted for approximately 22% and 19% of total revenues during 1997. Receivables from one customer in 1997 represented approximately 43% of total receivables at December 31, 1997. There were no customers in 1998 that exceeded 10% of total revenues or 10% of total receivables at December 31, 1998.

 CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    Cash equivalents consist principally of money market funds with original maturities of three months or less, are readily convertible to cash and are stated at cost, which approximates fair value. Short-term investments were classified in the balance sheet based on their maturity date. At December 31, 1997 all of Net Perceptions' short-term investments were classified as available-for-sale. At December 31, 1997, the estimated fair value of the securities approximated their amortized cost and any unrealized holding gains or losses were not significant.

                             NET PERCEPTIONS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
 FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of Net Perceptions' financial instruments, which include cash equivalents, accounts receivable, accounts payable, accrued expenses and capital lease obligations, approximate their fair values at December 31, 1998.

 PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. The majority of Net Perceptions' property and equipment have been acquired with capital leases. Depreciation and amortization are computed using the straight-line method over the shorter of the estimated useful lives of the individual assets or the lease term. Estimated useful lives generally range from three to five years.

 OTHER ASSETS

    Other assets consist primarily of capital and operating lease deposits.

 RESEARCH AND DEVELOPMENT

    Research and development expenditures, which include software development costs, are expensed as incurred. Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs once technological feasibility is established, which Net Perceptions defines as the completion of a working model. To date, the period between achieving technological feasibility and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, Net Perceptions has not capitalized any software development costs.

 INCOME TAXES

    Net Perceptions calculates income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes", which requires the use of the liability method of accounting for income taxes. Income taxes are deferred for all temporary differences between the financial statement and income tax basis of assets and liabilities. Deferred taxes are recorded using the enacted tax rates scheduled by tax law to be in effect when the temporary differences are expected to be settled or realized. Deferred tax assets are reduced by a valuation allowance to the extent that utilization is not presently likely.

 ADVERTISING EXPENSE

    Net Perceptions recognizes advertising expense as incurred. Advertising expense has been immaterial since inception.

 UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY

    Upon the closing of Net Perceptions' IPO, all of the outstanding shares of preferred stock (Series A, B and C) will automatically convert into 10,668,700 shares of common stock. Net

                             NET PERCEPTIONS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Perceptions' unaudited pro forma stockholders' equity as of December 31, 1998, as adjusted to reflect these conversions, but not to reflect shares or proceeds from the planned IPO, is as follows:

Common stock; 17,302,008 shares issued and outstanding............  $       1
Additional paid-in capital........................................     11,787
Accumulated deficit...............................................    (10,717)
                                                                    ---------
    Total stockholders' equity....................................  $   1,071
                                                                    ---------
                                                                    ---------

 NET LOSS PER SHARE

    Net loss per share is computed under SFAS No. 128, "Earnings Per Share." Basic net loss per share is computed using the weighted-average number of shares of common stock outstanding, excluding shares of common stock subject to repurchase. Such shares of common stock subject to repurchase, which consisted primarily of founders' shares, aggregated 5,354,364, 3,675,232 and 2,270,370 at December 31, 1996, 1997 and 1998, respectively (see Note 7). Diluted net loss per share does not differ from basic net loss per share since potential shares of common stock from conversion of preferred stock, stock options and warrants and outstanding shares of common stock subject to repurchase are anti-dilutive for all periods presented. Unaudited pro forma basic and diluted net loss per share has been calculated assuming the conversion of all outstanding shares of preferred stock into shares of common stock, as if the shares had converted immediately upon their issuance.

 RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Net Perceptions does not expect SFAS No. 133 to materially affect its financial position or results of operations.

    In November 1998, the FASB cleared for issuance SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," which will retain the limitations of SOP 97-2 on what constitutes vendor-specific objective evidence of fair value. SOP 98-9 will be effective for transactions entered into in fiscal years beginning after March 15, 1999. Net Perceptions believes that its current revenue recognition policies and practices are consistent with the provisions of the new guidance.

    In February 1998, the Accounting Standards Executive Committee issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 establishes the accounting for costs of software products developed or purchased for internal use, including when such costs should be capitalized. Net Perceptions does not expect SOP 98-1, which is effective for Net Perceptions beginning January 1, 1999, to materially affect its financial position or results of operations.

                             NET PERCEPTIONS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

3. FINANCIAL STATEMENT COMPONENTS

    Property and equipment consist of the following:

                                                                                 DECEMBER 31,
                                                                             --------------------
                                                                               1997       1998
                                                                             ---------  ---------
Computer hardware..........................................................  $     339  $     710
Leasehold improvements.....................................................         11        233
Computer software..........................................................         56        230
Furniture, fixtures and equipment..........................................        125        218
                                                                             ---------  ---------
                                                                                   531      1,391
Less: Accumulated depreciation and amortization............................       (142)      (372)
                                                                             ---------  ---------
                                                                             $     389  $   1,019
                                                                             ---------  ---------
                                                                             ---------  ---------

    Property and equipment include assets under capital leases of $529 and $1,001 at December 31, 1997 and 1998, respectively. Generally, all property and equipment with the exception of leasehold improvements and certain furniture, fixtures and equipment, were acquired under capital leases.

    Accrued expenses consist of the following:

                                                                                   DECEMBER 31,
                                                                               --------------------
                                                                                 1997       1998
                                                                               ---------  ---------
Accrued wages and benefits...................................................  $      89  $     626
Accrued leasehold improvements...............................................         --        225
Other accrued expenses.......................................................        133        559
                                                                               ---------  ---------
                                                                               $     222  $   1,410
                                                                               ---------  ---------
                                                                               ---------  ---------

4. INCOME TAXES

    For income tax purposes, Net Perceptions has available net operating loss carryforwards of approximately $9,100 and research and development credit carryforwards of $258 at December 31, 1998. The net operating loss and research and development credit carryforwards expire in 2011 through 2018 if not previously utilized. The utilization of these carryforwards may be subject to limitations based on future changes in ownership of Net Perceptions pursuant to Internal Revenue Code Section 382. Future tax benefits have not been recognized in the financial statements as their utilization is not presently likely based on the weight of available information.

    Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax

                             NET PERCEPTIONS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

4. INCOME TAXES (CONTINUED)
purposes. Net Perceptions has no deferred tax liabilities as of December 31, 1997 and 1998. Significant components of Net Perceptions' deferred tax assets are as follows:

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1997       1998
                                                                           ---------  ---------
Deferred tax assets:
  Net operating loss carryforwards.......................................  $   2,161  $   3,574
  Research and development credit carryforwards..........................        109        258
  Vacation and other accruals............................................         12        237
  Accounts receivable allowance..........................................         11         98
                                                                           ---------  ---------
    Total deferred tax assets............................................      2,293      4,167
                                                                           ---------  ---------
Valuation allowance......................................................     (2,293)    (4,167)
                                                                           ---------  ---------
    Total net deferred income taxes......................................  $      --  $      --
                                                                           ---------  ---------
                                                                           ---------  ---------

5. TECHNOLOGY LICENSE

    Effective July 31, 1996, Net Perceptions entered into a license agreement with the University of Minnesota. Under the terms of the agreement, Net Perceptions received a worldwide license to use and sell certain information and intellectual property rights relating to an information filtering technique developed by the University of Minnesota. Net Perceptions has further developed this technology. The license agreement ends upon the expiration of the legal life of the patents underlying the technology or invalidation of the licensed technology by other third-party patents. The license may also be terminated by Net Perceptions with sixty-day notice and by the University of Minnesota if Net Perceptions has a material breach or default of the terms of the agreement (i.e. related to diligent efforts for the sale of Net Perceptions products and financing).

    On October 13, 1997, Net Perceptions entered into an amendment to the July 31, 1996 license agreement whereas Net Perceptions has obtained all rights and licenses relating to improvements resulting from continued research by the University of Minnesota relating to the information filtering technology. Research fees payable to the University of Minnesota under the amendment equal $20 for each of three planned academic research years (1998-2000). In October 1997 and 1998, Net Perceptions paid the University of Minnesota $20 under the terms of the amendment. For the years ended December 31, 1997 and 1998, approximately $5 and $20 were recognized as research and development expenses under this agreement and the final $20,000 is payable on October 1, 1999. Under the amendment, Net Perceptions may also have to potentially issue up to 36,000 stock options for each of the three academic research years based on improvements to the information technology which are patentable. Any stock options granted would have an exercise price based on the fair market value of Net Perceptions' common stock on the date of grant and would be accounted for in the financial statements. To date no such options have been granted. The amendment is cancelable by Net Perceptions prior to the beginning of each of three research years.

                             NET PERCEPTIONS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

6. CAPITAL LEASES

    Net Perceptions maintains a lease line of credit with a leasing company for the acquisition of property and equipment under capital lease arrangements. The current lease line of credit expires on December 31, 1999 and has approximately $1,000 available at December 31, 1998. The initial term of any loan under the agreement is forty-two months from the borrowing date and has an effective interest rate of 14%. Monthly payments are equal to 2.8% of the original amount borrowed. Existing borrowings bear interest at 15.9% to 19.0% and are due in varying monthly installments through July 2002. As of December 31, 1997 and 1998, $529 and $1,001, respectively, had been drawn on the lease line of credit, exclusive of any repayments. Future minimum payments are as follows:

YEAR ENDING DECEMBER 31,
    1999.............................................................  $     370
    2000.............................................................        316
    2001.............................................................        220
    2002.............................................................        101
                                                                       ---------
    Total minimum lease payments.....................................      1,007
    Less: Amount representing interest...............................       (214)
                                                                       ---------
    Present value of net minimum lease payments......................        793
    Less: Current portion............................................       (255)
                                                                       ---------
                                                                       $     538
                                                                       ---------
                                                                       ---------

7. STOCKHOLDERS' EQUITY AND CONVERTIBLE REDEEMABLE PREFERRED STOCK

    Net Perceptions is authorized to issue two classes of stock designated as common and preferred. As of December 31, 1998, the total number of shares that Net Perceptions was authorized to issue was 90,000,000 shares, of which 60,000,000 were common stock and 30,000,000 were preferred stock. As of December 31, 1998, 2,170,000, 4,000,000 and 4,800,000 shares of the preferred stock have been designated Series A, Series B, and Series C Preferred Stock, respectively. In February 1999, subject to certain conditions, the board of directors authorized the amendment and restatement of Net Perceptions' Certificate of Incorporation. Upon the closing of Net Perceptions' IPO, the authorized capital stock will consist of 100,000,000 shares of common stock, $.0001 par value, and 10,000,000 shares of preferred stock, $.0001 par value.

 PREFERRED STOCK

    The shares of preferred stock are convertible, at the option of the holder, into common stock on a share for share basis, subject to adjustment for certain events, have voting rights and provide for certain preferential dividend, liquidation, redemption and other rights. Net Perceptions has reserved 10,668,700 shares of common stock to satisfy these conversion rights. The preferred stock will automatically convert into common stock if Net Perceptions issues common stock in a public offering, pursuant to a registration statement under the Securities Act of 1933, as amended, in which the net proceeds received by Net Perceptions equals or exceeds $7,500 and the public offering price equals or exceeds $3.105 per share, as adjusted for certain events.

                             NET PERCEPTIONS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7. STOCKHOLDERS' EQUITY AND CONVERTIBLE REDEEMABLE PREFERRED STOCK (CONTINUED) Voting rights for the shares of preferred stock are on an "as if converted to common stock" basis. In addition, an affirmative vote of the majority of the preferred stockholders is required to sell Net Perceptions and to amend Net Perceptions' Certificate of Incorporation relating to the preferred stock.

    Redemption of the Series A Preferred Stock is mandatory, at the election of certain holders, at $.30 per share plus any declared but unpaid dividends in three annual installments commencing August 1, 2002, if not previously converted or otherwise redeemed. Future redemptions of the Series A Preferred Stock outstanding at December 31, 1998 are $217 in each of the years ending December 31, 2002, 2003 and 2004. The Series A Preferred Stock is reflected at redemption value at December 31, 1997 and 1998. Shares of the Series B and Series C Preferred Stock are not redeemable. No dividends have been declared.

    In the event of a liquidation, dissolution, merger or acquisition of Net Perceptions, preferred stockholders will be entitled to receive in cash, out of the assets of Net Perceptions, an amount equal to their cost ($.30 per share for Series A, $1.035 per share for Series B and $1.535 per share for Series C Preferred Stock), plus an amount equal to declared but unpaid dividends on such shares (the "Preference Amount"). The Preference Amount will be paid before any distribution or payment is made to the holders of common stock of Net Perceptions. Following the payment of the Preference Amount, the remaining assets of Net Perceptions available for distribution to stockholders shall be distributed among the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and common stock pro rata based on the number of shares of common stock held (assuming conversion of all Series A, Series B and Series C Preferred Stock), except that the Series A, Series B, and Series C preferred stockholders have a liquidation ceiling of six times, three times and two times, respectively, of their initial investment (inclusive of the Preference Amount). The liquidation ceilings as of December 31, 1998 for the Series A, B and C preferred stockholders are $3,903, $12,000 and $14,232, respectively.

 PREFERRED STOCK WARRANT

    On October 28, 1997, Net Perceptions issued a warrant to purchase Series C Preferred Stock to a bank pursuant to a business loan agreement that expired in 1998. The warrant is for 11,982 shares of Series C Preferred Stock at $1.535 per share, but converts to a warrant for 11,982 shares of common stock upon the closing of Net Perceptions' IPO. The warrant expires on the earlier of October 28, 2002 or two years following Net Perceptions' IPO. The warrant had a nominal value on the date of issuance.

 COMMON STOCK

    Total shares of common stock outstanding at December 31, 1998 were 6,633,308, of which 2,270,370 are subject to a repurchase option, which is at Net Perceptions' discretion, at the original sale price in the event the employee holding the shares leaves Net Perceptions. In general, Net Perceptions' repurchase option expires to the extent of 25% of the applicable shares after the first year of service and then in equal amounts over the next 36 months. The remaining repurchase option on shares of common stock, including common stock underlying unexercised stock options may be accelerated in the event of a change in control.

                             NET PERCEPTIONS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7. STOCKHOLDERS' EQUITY AND CONVERTIBLE REDEEMABLE PREFERRED STOCK (CONTINUED) STOCK OPTION PLANS

    Net Perceptions' stock option plan (the "1996 Plan"), provides for the issuance of both incentive and nonqualified stock options. The incentive options allow the holder to purchase shares of Net Perceptions' common stock at fair market value (as determined by the Board of Directors) on the date of the grant, subject to certain repurchase rights held by Net Perceptions. For options granted to holders of more than 10% of the outstanding common stock, the option price at the date of the grant must be at least equal to 110% of the fair market value of the stock. A total of 2,466,692 shares of common stock are reserved for issuance under the 1996 Plan. Stock options are immediately exercisable but are subject to certain discretionary repurchase rights by Net Perceptions, and generally expire ten years from the date of grant. In general, common stock underlying options are subject to repurchase by Net Perceptions at the original exercise price. The repurchase feature generally expires for 25% of the shares after the first year of service and then expires ratably over the next 36 months.

    Net Perceptions records compensation related to stock options using the intrinsic value method of APB No. 25. Compensation related to stock options granted in 1998 below fair market value was approximately $1,639. Such compensation is considered deferred compensation and amortized over the four year repurchase period of the common stock underlying the related options. Stock compensation expense of approximately $366 was recognized during the year ended December 31, 1998.

    A summary of activity of the Plan is presented below:

                                                                             WEIGHTED AVERAGE
                                                                   SHARES     EXERCISE PRICE
                                                                 ----------  -----------------
Outstanding, December 31, 1996.................................          --             --
  Granted......................................................   1,212,000      $    0.11
  Exercised....................................................    (306,250)     $    0.10
  Forfeited....................................................    (275,750)     $    0.10
                                                                 ----------

Outstanding, December 31, 1997.................................     630,000      $    0.12
  Granted......................................................   1,204,564      $    0.61
  Exercised....................................................    (355,916)     $    0.16
  Forfeited....................................................     (62,084)     $    0.16
                                                                 ----------

Outstanding, December 31, 1998.................................   1,416,564      $    0.52
                                                                 ----------
                                                                 ----------

                             NET PERCEPTIONS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7. STOCKHOLDERS' EQUITY AND CONVERTIBLE REDEEMABLE PREFERRED STOCK (CONTINUED) The following table summarizes information about fixed-price stock options outstanding at December 31, 1998:

                             OPTIONS OUTSTANDING
               ------------------------------------------------       OPTIONS EXERCISABLE
  RANGE OF                  WEIGHTED-AVERAGE                     -----------------------------
  EXERCISE       NUMBER        REMAINING      WEIGHTED AVERAGE     NUMBER    WEIGHTED AVERAGE
   PRICES      OUTSTANDING  CONTRACTUAL LIFE   EXERCISE PRICE    EXERCISABLE  EXERCISE PRICE
-------------  -----------  ----------------  -----------------  ----------  -----------------
 $0.10-$0.25      851,000        9.2 years        $    0.19         851,000      $    0.19
 $0.50-$0.88      277,300              9.6        $    0.78         277,300      $    0.78
 $0.98-$1.13      244,264              9.8        $    1.03         244,264      $    1.03
 $2.25-$3.00       44,000              9.9        $    2.59          44,000      $    2.59
               -----------                                       ----------
                1,416,564                                         1,416,564
               -----------                                       ----------
               -----------                                       ----------

    All outstanding options at December 31, 1998 are exercisable but the common stock underlying the options are subject to certain repurchase rights by Net Perceptions. As of December 31, 1998, only 193,514 options were not subject to repurchase.

    Net Perceptions has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." For the purposes of the pro forma disclosures under SFAS No. 123 below, the estimated fair value of the options is amortized to expense over the four year repurchase period of the common stock underlying the related options. Had compensation cost for Net Perceptions' stock plan been determined based on the minimum value at the grant date for awards during 1997 and 1998 consistent with the provisions of SFAS No. 123, Net Perceptions' net loss and basic and diluted net loss per share for the years ended December 31, 1997 and 1998 would have been the pro forma amounts indicated below:

                                                                             1997       1998
                                                                           ---------  ---------
Net loss:
  As reported............................................................  $  (4,722) $  (4,968)
  Pro forma..............................................................     (4,734)    (4,979)

Basic and diluted net loss per share
  As reported............................................................  $   (3.01) $   (1.40)
  Pro forma..............................................................      (3.02)     (1.40)

    The minimum value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1998, respectively; dividend yield of 0%; risk-free interest rates of 6.1% and 5.4%; and expected lives of 5 years. Volatility factors are not applicable to non-public companies for these fair value calculations. The weighted-average fair value of options granted during 1997 and 1998 using the Black-Scholes option-pricing model was $0.03 and $1.56 per share, respectively. Because the determination of the fair value of all options granted after Net Perceptions becomes a public entity will include an expected volatility factor and because additional option grants are expected to be made in 1999, the pro forma effects of applying the fair value method may be material to reported net income or loss in future years.

                             NET PERCEPTIONS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7. STOCKHOLDERS' EQUITY AND CONVERTIBLE REDEEMABLE PREFERRED STOCK (CONTINUED) In February 1999, Net Perceptions' board of directors adopted, subject to stockholder approval, the 1999 Equity Incentive Plan (the "1999 Plan") and the 1999 Non-Employee Director Option Plan (the "1999 Non-Employee Plan"). The number of shares of common stock reserved for issuance under the 1999 Plan is equal to 800,000, plus the number of remaining shares available for grant under the Company's 1996 Plan at the effective date of Net Perceptions' IPO. The number of shares of common stock reserved for issuance under the 1999 Non-Employee Plan is 500,000.

 EMPLOYEE STOCK PURCHASE PLAN

    In February 1999, Net Perceptions' board of directors adopted, subject to stockholder approval, the Employee Stock Purchase Plan (the "Purchase Plan"). The number of shares of common stock reserved for issuance under the Purchase Plan is 1,000,000.

8. OPERATING LEASES

    Net Perceptions has entered into operating lease commitments for its office space. Minimum future lease payments due under the agreements are as follows:

YEAR ENDING DECEMBER 31,
    1999............................................................  $     466
    2000............................................................        546
    2001............................................................        554
    2002............................................................        554
                                                                      ---------
                                                                      $   2,120
                                                                      ---------
                                                                      ---------

    Rent expense totaled $29, $145 and $214 for the periods ended December 31, 1996, 1997 and 1998, respectively.

9. BENEFIT PLAN

    Net Perceptions has adopted a 401(k) employee retirement plan under which eligible employees may contribute up to 25% of their annual compensation, subject to certain limitations. Employees vest immediately in their contributions and earnings thereon. The plan allows for, but does not require, Net Perceptions matching contributions. Net Perceptions has not made any such matching contributions.

10. SUBSEQUENT EVENTS

    From January 1, 1999 through March 22, 1999, Net Perceptions granted options to purchase 524,936 shares of common stock to employees and a director with exercise prices ranging from $4.00 to $11.00 per share. Compensation expense related to these stock options granted below fair market value is approximately $1,507. Such compensation will be amortized over the four-year repurchase period of the common stock underlying the related options.

    On March 22, 1999, Net Perceptions' board of directors authorized a 2-for-1 stock split of the then issued and outstanding capital stock. All references to common stock amounts and preferred stock amounts, shares and per share data included in the financial statements and related notes have been adjusted to give retroactive effect to the stock split.

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